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05007724

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singer N.V.

*CURRENT ADDRESS



PROCESSED

MAY 1 3 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34635 FISCAL YEAR 12-31-04

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DATE: 5/11/05

SINGER®

2004 Annual Report
Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

April 2005

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

INTRODUCTION

Singer N.V. ("Singer" or the "Company") was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful reorganization under Chapter 11 of the United States Bankruptcy Code, Singer became the parent company of several operating companies (the "Operating Companies") formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world.

On September 30, 2004, Singer completed the sale of the Singer worldwide Sewing business and the ownership of the SINGER® trademark, for a total consideration of approximately $134.6 million, to KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment. The Company retains certain continuing rights in the SINGER® trademark and for the distribution of sewing machines and related products in connection with its business.

The Company is a holding company whose subsidiaries are engaged in the retail distribution of a wide variety of consumer durable products in selected emerging markets, primarily in Asia, with consumer credit and other financial services available to qualified customers.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

Quotation of the Company's Common Shares on the "Pink Sheets" quotation service commenced in March 2002.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 333 Westchester Avenue, White Plains, NY 10604. The Company's website is www.retailholdings.com. The Company is obligated to change its corporate name to a name not including the word "Singer" on or prior to September 29, 2005.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Laws in September 1999.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd.; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Important information regarding risks and uncertainties is also set forth elsewhere herein, including in the Introduction, "Key Information - Risk Factors", "Information on the Company", "Operating and Financial Review and Prospects", "Quantitative and Qualitative Disclosures About Market Risk", and the audited consolidated financial statements referenced in "Financial Statements".

Key Information

Selected Financial Data

Set forth below is selected audited consolidated financial data of the Company for the twelve months ended December 31, 2004 and 2003. The report of the Company's independent accountants for the twelve months ended December 31, 2004 does not include any qualifications; the audited financial statements for the twelve months ended December 31, 2003 included a "going-concern" qualification. See " Financial Statements" included herein.

(000's, except per share amounts)	Twelve months ended December 31, 2004	Twelve months ended December 31, 2003
Operating Data		
Revenues	$ 280,764	$ 178,411
Operating income (loss)	(1,505)	4,185
Equity in earnings from operating affiliates	75	5,800
EBITDA* continuing operations	11,036	362
Interest expense	7,934	8,039
Income (loss) from continuing operations	(7,428)	(13,453)
Net income (loss)	(31,231)	705
Net income (loss) applicable to common shares	(31,231)	(75)
Per Share Data		
Basic earnings (loss) from continuing operations	$ (0.99)	$ (1.79)
Basic (loss) earnings	(4.16)	(0.01)
Weighted average number of shares	7,506	7,934

	As at December 31,	
	2004	2003
Balance Sheet Data		
Working capital **	$ 99,296	$ 64,164
Investment in operating affiliates	6,616	7,243
Total assets	335,776	511,538
Notes and loans payable	48,370	78,175
Current portion of long-term debt	24,668	52,417
Long-term debt	38,359	62,576
Shareholders' equity	83,881	122,383
Capital stock	60	79

* EBITDA is defined as net income before interest expense, taxes, goodwill impairment, depreciation and amortization.

** Working capital is defined as current assets less current liabilities.

Risk Factors

This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein, including, without limitation, in the other sections referred to in the "Cautionary Statement With Respect to Forward-Looking Statements".

Economic Trends in the Company's Major Markets May Adversely Impact Results

Purchases of the Company's products are to a significant extent discretionary. Economic downturns and resulting declines in consumption in Singer's major markets may adversely affect the level of sales and the Company's consolidated results and financial position. Economic conditions and developments in South East Asia and the Indian subcontinent have an important direct and indirect impact on the Company's consolidated results and financial position. Economic developments in these countries may be impacted significantly by exogenous, unanticipated events such as was the case with SARS and avian flu in China and South East Asia in 2003 and, to a lesser extent, the Tsunami at the end of 2004.

Singer is Subject to the Risks of International Operations

A substantial portion of the Company's activities are conducted in developing and emerging markets. There are a number of risks inherent in doing business in these markets, including, among others, less stable political systems, uncertainty with respect to regulatory and legal procedures, breakdowns in civil order, difficulties in recruiting and retaining personnel, reduced protection for intellectual property rights and potential adverse changes in tax regimes. If Singer is unable to manage the risks inherent in its international activities, this may adversely affect the Company's consolidated results and financial position.

Singer is Subject to Intense Competitive Pressures

Singer's operations face a broad range of competitors from large international companies to small independent dealers. Some of these competitors have greater financial, technical and marketing resources available to them than does the Company. Others may be willing to engage in unethical or illegal business practices that give them at least a temporary advantage. The competitive environment has become increasingly demanding due to a number of factors, including increased price competition reflecting global over-capacity for most of the products the Company sells, the growth of new, more efficient sales channels such as mass merchants, and the broadening of consumer credit alternatives in certain markets.

Foreign Exchange Fluctuations May Negatively Impact the Company's Results

Local currency denominated financial results in each of the Singer Operating Companies around the world are translated into US dollars by applying the weighted average market exchange rate during each financial reporting period. Local currency denominated assets and liabilities are translated into US dollars by applying the market exchange rate at the end of each financial reporting period. Accordingly, the Company's financial results, as reported in its consolidated profit and loss statements, and the Company's assets and liabilities, as reported in the Company's consolidated balance sheets, are subject to foreign exchange rate fluctuations.

Dependence on Outside Suppliers

Singer relies on outside suppliers for almost all of the consumer products which it sells. Reliance on outside suppliers could increase the Company's exposure to possible supply disruptions, to the introduction of defective products or inferior parts, and to increased competition from competitors sourcing similar products from the same manufacturers.

The Consumer Finance Business is Subject to Non-Performance Risks

Extension of consumer credit is an integral part of Singer's Retail operations. In most countries, accounts receivables are financed by the local Operating Companies. A significant economic downturn in a market, a loss of critical personnel, changes in local laws or practice, or civil disorder, among other factors, could reduce collection performance impairing the value of Singer's receivables, and negatively impacting the Company's consolidated results and financial position.

The Company's Facilities and Information Systems Are Subject to Damage as a Result of Disasters, Outages or Similar Events

The Company's facilities are located throughout the world and are subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. As the role of information systems becomes more important in the Company's operating activities, shutdowns of information systems due to disasters, software and hardware defects and computer viruses pose increasing risks. These factors may affect the Company's operating activities, or generate expenses relating to physical or personal damage, or may otherwise have a negative impact on the Company's consolidated results and financial position.

The Company's Shares are Currently Quoted Only on the "Pink Sheets"

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Common Shares to deviate substantially from their theoretical inherent value.

Information on the Company

Business Overview

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. as well as acquiring ownership of the SINGER® brand name, one of the most widely recognized and respected trademarks in the world.

On September 30, 2004, Singer completed the sale of the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million to KSIN, an affiliate of funds managed by Kohlberg & Co., LLC. The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment.

The Company is a holding company whose subsidiaries are engaged in the retail distribution of a wide variety of consumer durable products in selected emerging markets, primarily in Asia, with consumer credit and other financial services available to qualified customers. In some of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

Revenues are seasonal, generally increasing somewhat during certain holiday or festival periods. Overall, revenues tend to be slightly higher than average in the fourth quarter and, to a lesser extent, in the first quarter of each year.

Singer's ongoing business strategy is as follows:

- To grow its core Retail business in those emerging markets with significant growth opportunities and where the Company is already well established, capitalizing on the Company's extensive Retail distribution networks, the SINGER® trademark and the offer to customers of consumer credit. To realize this growth the Company intends to:

  -Increase the number and variety of distribution points,
  -Significantly broaden the product and services offering, and
  -Improve and actively promote the credit offer.

- To invest in related industries and companies in these markets that also address the needs of Singer's customers. This investment may take the form of acquisitions of existing businesses or start-ups.

- To improve operating and financial performance through continued management and organizational changes designed to enhance overall management and efficiency, and by continued implementation of programs to improve product sourcing, strengthen inventory and receivables management and control selling and administrative cost.

The following table sets forth certain financial information for the twelve months ended December 31, 2004 and 2003, for the Company's Retail operating segment:

(000's)	Twelve months ended December 31, 2004		Twelve months ended December 31, 2003	
	Revenue	Operating Income	Revenue	Operating Income
Retail:				
Asia	$ 260,655	$ 6,750	$ 249,452	$ 18,384
Jamaica	20,109	1,528	18,984	1,269
	280,764	8,278	268,436	19,653
Less: Operating Affiliates *	-	-	(90,025)	(7,198)
Total	280,764	8,278	178,411	12,365
Corporate & eliminations	-	(9,783)	-	(8,270)
Total	$ 280,764	$ (1,505)	$ 178,411	$ 4,185

* Thailand was an Operating Affiliate through October 29, 2003

Retail Overview

In the countries where Singer operates, its subsidiaries have for many years been engaged in the distribution of consumer durable products, through retail stores and direct selling, and in some markets through wholesale channels. In these countries, the SINGER® name is recognized by the consumer as a trusted source of reliable, quality products, as well as being identified with specific consumer products that may vary by market. This is a business with significant potential to grow along with these emerging economies and the expansion of their consumer middle class.

In July 2003, the Company sold the shares of the parent company of Singer Guyana Inc. ("Singer Guyana") for a consideration of $1.6 million, primarily in the form of the assumption of third party liabilities, resulting in a net gain of $0.1 million. See Note 19 ("Discontinued Operations") of the notes to consolidated financial statements included herein.

In July 2003, Singer concluded the placement with a private investment fund (the "Fund") of a minority equity interest in the Company's Asian Retail operations. The investment was made in Singer Asia Limited ("Singer Asia"), a newly-formed subsidiary of the Company, which holds the Company's interests in the Singer Retail Operating Companies in Asia (Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam), and licensing rights for the SINGER® Trademark for non-sewing products in various Asian countries. The Fund acquired a 43.2% equity stake in Singer Asia, paying $30.0 million in cash. Singer retains a 56.8% equity interest in Singer Asia and is continuing to consolidate the results of these operations. See Note 20 ("Sale and Private Placement of Minority Equity Interest in Singer Asia") of the notes to consolidated financial statements included herein.

In September 2003, the Company sold the shares of the parent company of Singer Mexicana S.A. de C.V. ("Singer Mexico") for one dollar. As a consequence of this sale, Singer no longer owned or controlled Singer Mexico and the results of operations of Singer Mexico's Retail and finance business were reported separately as discontinued operations. See Note 19 ("Discontinued Operations") of the notes to consolidated financial statements included herein.

During October 2003, the Company, on behalf of Singer Asia, acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its holdings in that company to 52.1%. This resulted in

Singer Thailand's operations being consolidated in the financial statements of Singer N.V., effective that date. Previously, Singer Thailand was being reported as an affiliate and its results accounted for under the equity method. The consolidation of Singer Thailand has resulted in significantly higher reported revenues and operating income; however, reported net income has not been materially impacted. See Note 21 ("Purchase of Additional Interest in Singer Thailand") of the notes to consolidated financial statements included herein.

During the first nine months of 2004 the Company, on behalf of Singer Asia, purchased an additional 0.9% of the outstanding shares of Singer Thailand to bring its holdings in that Company to 53.0%. Under the Investment Agreement with the Fund, the Company committed to finance the purchase of an aggregate of 4.99% of the Singer Thailand shares. The additional 0.9% of the Singer Thailand shares purchased during the first nine months of 2004, has now fully satisfied the Company's obligation.

At the time of the Chapter 11 proceedings of Old Singer, none of Singer's Retail Operating Companies commenced proceedings under Chapter 11 or under the insolvency laws of other countries, but they continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. However, during the period of the bankruptcy and the turmoil preceding it, it was not possible for many of these companies to operate as efficiently, to take as much advantage of potential growth opportunities or to obtain access to as much capital, as might otherwise have been the case. Singer management continues to actively pursue programs to address these issues.

Distribution

The Company offers consumer durable products to its customers through three channels of distribution. In Bangladesh, Jamaica, Pakistan and Sri Lanka, Singer operates nationwide chains of Company owned retail stores and affiliated agent shops, supplemented in the case of Sri Lanka and Pakistan by an extensive network of wholesale dealers. Store size ranges from 200 square feet to 9,367 square feet, with larger stores generally in Jamaica and Sri Lanka.

In India and Thailand, distribution primarily is through direct selling sales agents canvassing from depots established throughout the country with the majority of depots located in provincial centers and rural areas. In Vietnam, distribution is also through direct selling sales agents with a limited number of depots located in Ho Chi Minh City and the Mekong Delta.

In Indonesia and the Philippines, distribution largely is through wholesale dealers, primarily exclusive franchise dealers but also multi-line dealers. Geographic coverage is very limited in Indonesia, centered around Jakarta and Surabaya and also is somewhat limited in the Philippines.

The mode of distribution and the number of distribution outlets by country is as follows:

	Stores, Agent Shops Depots	Direct Selling Sales Agents	Dealers
Bangladesh	179	3	53
India	183	1,500	850
Indonesia	-	-	69
Pakistan	113	-	242
Philippines	-	-	200
Sri Lanka	260	-	519
Thailand	237	6,835	-
Vietnam	14	149	5
Total Asia....................	986	8,487	1,938
Jamaica	18	-	-
Grand total..................	1,004	8,487	1,938

Products

Singer is a retailer of a variety of consumer durable products, especially products for the home. Products include: home appliances, such as refrigerators, washing machines, small kitchen appliances, gas ranges, dishwashers, dryers, sewing machines and ironing and pressing products; electronic equipment, such as televisions, mobile telephones, VCRs, stereos, CD, VCD and DVD players, mobile telephones and portable audio products; and additional consumer products depending on the market, such as motorcycles in Thailand, Sri Lanka and Bangladesh and home furnishings, such as bedroom, dining room and occasional furniture, in Sri Lanka and Jamaica. In some cases the products are generic, and in other cases the products are selected to meet local consumer preferences. New types of products are reviewed and added to the local product offering on a regular basis. The product line offered in a particular country is to some extent tailored to the particular conditions of the local market, including consideration of product pricing levels appropriate for the market.

Substantially all of the consumer durable products sold by the Company are sourced from third party manufacturers (either in fully assembled or kit form). Singer has maintained strong historical relationships with several leading manufacturers including LG, Matsushita (Panasonic/National), Samsung, Sanyo, Sharp, TCL and Whirlpool.

In some cases, where there are local efficiencies or tax or duty incentives, assembly of certain products is carried out by the local Retail Operating Companies. Presently, televisions and motorcycles are assembled in Bangladesh; certain limited models of sewing machines are manufactured in India; refrigerators, gas appliances and sewing machines are manufactured and televisions are assembled in Pakistan; refrigerators, furniture, domestic and agriculture water pumps and paddy threshers are manufactured and washing machines and sewing machines are assembled in Sri Lanka; and televisions and sewing machines are assembled in Vietnam.

Historically, each Retail Operating Company independently sourced its consumer durable products. The Company recently introduced a central sourcing program for these products with the objective of realizing pricing and feature improvements. This effort is facilitated by a trend to greater standardization of the product lines throughout the Company's Retail markets. Singer is also implementing computerized inventory control and related systems in certain locations, which, if successful in achieving meaningful efficiencies, will be extended to other Retail operations.

Consumer Credit Operations and Related Financial Services

Extension of consumer credit has been an integral part of Singer's Retail operations since shortly after the business was founded over 150 years ago. Singer's Retail Operating Companies are knowledgeable about extending credit to consumers and collecting the receivables. Consumer credit is a key element of the Singer Retail system in the emerging markets in which the Company operates, as other forms of credit are much less readily available for the average consumer in these markets than is the case in more developed countries. In addition to providing a strong impetus for sales, consumer credit continues to be a profitable element of the Retail business, and represents approximately 15% of the Company's total revenues.

In addition to extending credit in connection with the sale of products, Singer's Retail Operating Companies in Sri Lanka and Thailand are testing new personal loan programs. These programs are intended to address the Company's customer's periodic need for small business or agricultural loans or for loans to help finance life events e.g. weddings, education, funerals, etc.

Credit-financed sales and personal loans generate installment accounts receivable which range from three to thirty- seven months and bear interest at rates based upon prevailing consumer interest rates in the various local markets. These accounts receivable generally are financed by the local Retail Operating Companies. It is the Company's policy, to the extent feasible, to finance such accounts receivable by borrowing funds in the country where such accounts receivable originate. The Company's installment accounts receivable net of unearned finance charges as of December 31, 2004 totaled $134.4 million. Historically, the Retail business has experienced an overall write-off rate on installment sales of approximately 3.0% to 4.7%.

The Company, through a finance company subsidiary in Sri Lanka and a finance company affiliate in the Philippines, helps promote dealer and related consumer financing in these markets. Through financial services affiliates in Sri Lanka and Bangladesh the Company also is engaged in leasing, merchant banking and funds management.

Principal Retail Operating Companies

Singer's principal Retail Operating Companies are located in the following countries (in order of revenues):

<u>Thailand</u> (2004 Revenue: $ 105.7 million)

Singer Thailand Public Company Limited ("Singer Thailand") operates 230 SINGER® direct selling locations and seven retail stores. The direct selling locations, which are primarily located in non-urban areas, serve primarily as a base for canvassers who sell door-to-door, and as local warehouses. More than 6,800 canvassers are employed by the operation.

Singer Thailand is a well-respected supplier of consumer durable products and has a significant market share across several product categories, including a 9% share in washing machines, a 5% share of the refrigerator market, 4% of the television market, and a 3% share of the motorcycle market, as well as an 8% unit market share in consumer sewing machines. In 2004, sales of motorcycles exceeded 43,000 units which represented a 70% increase from the prior year. Singer Thailand is now one of the top 3 appointed dealers in the country distributing Suzuki, Yamaha, Kawasaki and Tiger models. Sales of non-sewing consumer durables represent approximately 98% of Singer Thailand's total sales. Most of the consumer durable products sold by Singer Thailand, other than motorcycles, are SINGER® branded.

Singer Thailand was honored during 2004 to receive the coveted Garuda award from the King of Thailand for the company's contribution to the social welfare of the people of Thailand.

Singer Thailand's strategy is to seek to boost sales, particularly of home appliances and electronics, by increasing the number of sales locations and canvassers, and by improving and broadening the product offering. A new direct selling model, "Singer Direct Plus", offering a variety of popular brands in addition to SINGER®, is being tested and will be rolled out to the extent the test program is successful. To boost credit earnings, longer credit terms are being offered and a personal loan program has been introduced.

Sri Lanka (2004 Revenue: $85.1 million)

Singer (Sri Lanka) Limited ("Singer Sri Lanka") operates 126 SINGER® retail stores, including six "Mega Stores", one of which is the largest department store in the country, and has an additional 124 SINGER® agent or exclusive dealer shops. The company has recently also introduced two new channels of distribution, with four Sisil® retail stores offering a somewhat different brand and product mix and six Modern Homes® retail stores dedicated to furniture (Sisil® is a Sri Lanka heritage brand that was acquired by Singer Sri Lanka). In addition, Singer Sri Lanka has more than 500 independent SINGER® and Sisal® dealers.

Singer Sri Lanka is the largest retailer in Sri Lanka of consumer durables for the home, and has a significant market share across several product categories, including a 45% market share in refrigerators, a 33% share in deep freezers, a 30% share in washing machines and a 30% share in televisions, as well as a 74% unit market share in consumer sewing machines. Sales of non-sewing consumer durables represent 90% of Singer Sri Lanka's total sales. Products traditionally have been sold under the SINGER® brand, but the operation has recently introduced new brands for certain products under exclusive brand distribution arrangements including Akai®, Hitachi®, Sharp®, TCL® and Whirlpool®. The Company plans to continue to expand this program as appropriate. A multi-brand strategy is employed in the Mega Stores.

Singer Sri Lanka's strategy is to seek to further boost sales, building on the substantial growth of the last several years, by broadening and improving the product offering and increasing the number of sales locations. The addition of three motorcycle brands, one of which is exclusive to Singer Sri Lanka, is expected to contribute significantly to sales growth. To boost credit earnings, longer credit terms are being offered and a personal loan program will be introduced. Singer Sri Lanka is also considering acquisitions in related industries that address other needs of Singer's customer base.

Singer Sri Lanka (together with the Company) owns controlling stakes (50.4% and 83.6%, respectively) in two Sri Lanka publicly listed manufacturing companies: Regnis (Lanka) Limited, a manufacturer of refrigerators and assembler of washing machines; and Singer Industries (Ceylon) Ltd., a manufacturer of sewing cabinets and assembler of sewing machines. Singer Sri Lanka (together with the Company) also owns significant stakes (50%, 30% and 20%, respectively) in three financial services companies: First Capital Ltd., a merchant bank; Commercial Leasing Co., Ltd., a financial leasing company; and, Commercial Fund Management (Pvt.) Ltd., a unit trust manager. Singer Sri Lanka owns 100% of Singer (Sri Lanka) Finance Company Ltd., a finance company with a deposit-taking license.

Bangladesh (2004 Revenue: $23.3 million)

Singer Bangladesh Limited ("Singer Bangladesh") operates 179 SINGER® retail stores, and agency shops. The company is the largest retailer in Bangladesh of consumer durables for the home and has significant market shares across several product categories, including a 20% market share in televisions and an 11% share in washing machines, as well as a 13% unit market share in consumer sewing machines. Sales of non-sewing consumer durables represent over 97% of Singer Bangladesh's total sales. Substantially all products are currently sold under the SINGER® brand name.

Singer Bangladesh's strategy is to seek to boost sales by increasing the number of sales locations and by improving and broadening the product offering. For the first time, Singer Bangladesh intends to offer non-SINGER® branded home appliances, electronics and motorcycles, some of which will be sold under exclusive brand distribution arrangements. Singer Bangladesh is also considering a number of investments in start ups in related industries that address other needs of Singer's customer base.

Singer Bangladesh owns a significant stake (45%) in a financial services company, International Leasing and Financial Services, Ltd., a financial leasing company, and a stake (40%) in Electrical and Systems Services Company Ltd., a manufacturer of electric fans.

<u>India</u> (2004 Revenue: $22.2 million)

Singer India Limited ("Singer India") operates 183 SINGER® direct selling locations, and also sells products through 850 independent dealers and mass merchants. The direct selling locations, which are primarily located in non-urban areas, serve primarily as a base for canvassers who sell products door-to-door, and as local warehouses. Approximately 1,500 canvassers operate out of the "Singer" locations. Operations also include the manufacture of sewing machines, mainly for the local market. Sales of non-sewing consumer durables represent about 30% of Singer India's total sales, the remainder being sewing products. Products traditionally have been sold under the SINGER® and Merritt® brands.

Singer India has incurred substantial and growing losses over the last several years. These losses are primarily a result of the inability of the operation through new initiatives to generate adequate sales volume, coupled with the high turnover of personnel, increased competition and, during 2004, a severe liquidity crunch reflecting the impact of prior losses. Consequently, the Indian company is now in need of a fundamental financial, business and strategic restructuring. The Company's objective in India is to successfully restructure Singer India, initially to provide a future base for growth and development of the large Indian sewing business, and ultimately, to serve as a spring board for an India wide consumer durable, retail offering. Survival of Singer India would require a successful restructuring of the operation, which, in turn, would require the support and assistance of Singer India's banks and other stakeholders. Given that such support has so far not been forthcoming, Singer India will be forced to seek legal protection against creditors. Singer N.V. has not guaranteed any debt or other obligations of Singer India and has no legal obligation to provide any financing support or assistance in any circumstances although it may elect to do so in the context of a restructuring.

<u>Jamaica</u> (2004 Revenue: $20.1 million)

Singer Jamaica Limited ("Singer Jamaica") operates 18 SINGER® retail stores. The stores sell a broad range of consumer durable products for the home including furniture. Sales of non-sewing consumer durables represent about 97% of the operation's total sales. Consumer durable products other than sewing machines are generally sold under other well-known international and national brand names; the sewing machines are branded SINGER®.

Singer Jamaica's strategy is to seek to boost sales by upgrading and modernizing its existing stores, actively promoting an improved product offering and increasing the number of sales locations. The company would also like to boost credit earnings through hire purchase promotions and offering longer credit terms.

Pakistan *(2004 Revenue: $15.8 million)*

Singer Pakistan Limited ("Singer Pakistan") operates 113 SINGER® retail stores, supplemented by more than 240 independent dealers. The stores sell a broad range of consumer durable products with the emphasis on televisions, refrigerators and freezers, gas appliances, washing machines and sewing machines. Sales of non-sewing consumer durables make up about 88% of Singer Pakistan's total sales. Most products are currently sold under the SINGER® brand name although other well-known brand televisions and white goods have recently been introduced.

Singer Pakistan's strategy is to seek to boost sales by expanding and improving the product offering and increasing the number of sales locations. Singer Pakistan was the first company in Pakistan to manufacture or sell "green gas" refrigerators and freezers. The company is also seeking to boost credit earnings by offering longer credit terms and somewhat easier credit.

Other

Countries covered by other Singer Retail Operating Companies include Indonesia, the Philippines and Vietnam.

Licensing

The Company has royalty bearing licensing arrangements with third parties covering the distribution through SINGER® outlets of SINGER® branded non-sewing products in certain geographic areas where the Company has the exclusive license to use the SINGER® trademark in connection with such products, including in Malaysia and Australia. These arrangements generally allow the licensee to apply the SINGER® trademark to specified consumer durable products, other than sewing machines, subject to appropriate quality and other standards. Typically, these arrangements provide for a percentage royalty payment based on sales, and a minimum annual royalty. The Company continues to look for new opportunities in the retail licensing field.

Background and Formation of the Company

The Reorganization Plan and Related Matters

Singer's operations and the SINGER® trademark were acquired from Old Singer pursuant to a Plan of Reorganization (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced in September 1999. The majority of the operations acquired by Singer under the Reorganization Plan did not, however, commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings.

Under the Reorganization Plan, which became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and substantially all of the Common Shares of the Company (the "Common Shares") were issued to the Singer Creditor Trust and were subsequently distributed to the holders of allowed general unsecured claims against Old Singer. With the exception of Mr. Stephen H. Goodman, the Chairman, President and Chief Executive Officer of the Company, none of the directors of Old Singer were appointed to the Board of Directors of the Company; the majority of the directors of the Company were appointed by the Creditors' Committee of Old Singer. In connection with the effectiveness of the Reorganization Plan, the Company implemented Fresh Start Reporting as of September 30, 2000.

The report of the Company's independent accountants for the twelve months ended December 31, 2004, does not include any qualifications. The report of the Company's independent accountants for the twelve months ended December 31, 2003, included a going concern qualification. Similar going concern qualifications were included in the audited accounts for the three months ended December 31, 2000 and for the twelve months ended December 31, 2001 and 2002.

Patents, Trademarks and Licenses

The Company has a perpetual, royalty bearing license from KSIN, the owner of the SINGER® trademark, to use the SINGER® trademark in connection with its business in Asia, excluding Korea and Japan, and a similar, royalty free license to use the SINGER® trademark in connection with its business in Jamaica. Singer also owns a number of other trademarks for its products. Other than the SINGER® trademark, the Company does not consider any trademarks or patents to be material to the business of the Company as a whole.

Advertising

For the year ended December 31, 2004, advertising expenditures were approximately $11.8 million, or approximately 4.2% of total revenues. For the year ended December 31, 2003, advertising expenditures were approximately $8.4 million, or approximately 4.7% of total revenues. The Company expects to increase its advertising expenditures somewhat further in 2005. The method of advertising varies from country to country and includes in-store promotions, newspaper and magazine advertisements, television commercials, promotion of sporting events, and incentive trips and awards. The level of local advertising expenditures varies depending on the local market

Competition

The Company experiences substantial competition in each of the markets in which it operates. The Singer Retail Operating Companies face competition from major national retailers in selected markets and from small, independent stores and dealers in all markets. The Company believes that the principal basis upon which its Retail Operating Companies compete are: service, including convenient location, availability of credit and after-market support; brand reputation; product quality and reliability; and price. The Company believes it possesses a competitive advantage in certain markets, particularly as compared with small, independent retailers and dealers, in its ability to offer installment credit for the purchase of consumer durables.

Organizational Structure

Singer's significant Operating Companies are as follows:

Name	Country of Incorporation	Voting Interest (%)	*Economic Interest %
Singer Asia Sourcing Limited	British Virgin Islands	100.0	56.8
Singer Bangladesh Limited	Bangladesh	80.0	45.4
Singer India Limited	India	62.6	35.6
Singer Jamaica Limited	Jamaica	100.0	100.0
Singer Pakistan Limited	Pakistan	69.9	39.7
Singer Philippines Inc.	Philippines	100.0	56.8
Singer (Sri Lanka) Limited	Sri Lanka	81.0	46.0
Singer Thailand Public Company Limited	Thailand	53.0	30.1

* Reflects that the ownership of each of the companies, other than Singer Jamaica Limited, is through Singer Asia, which has a 43.2% minority interest.

Five of Singer's significant Operating Companies are publicly listed. The companies, their listing location, their total market value and the market value of Singer's stake (held through Singer Asia, which in turn, has a 43.2% minority interest), are as follows:

Company	Listing	Market Value at December 31, 2004 ($ millions)	Singer Asia's Value at December 31, 2004 ($ millions)
Singer Bangladesh Limited	Dhaka and Chittagong	39.7	31.8
Singer India Limited	Delhi and Mumbai	6.2	3.9
Singer Pakistan Limited	Karachi and Lahore	6.7	4.7
Singer (Sri Lanka) Limited	Colombo	27.0	21.9
Singer Thailand Limited	Bangkok	43.3	22.9

Property, Plant and Equipment

Singer and its Operating Companies maintain management or administrative offices in the following locations:

Asia

Dhaka, Bangladesh
Hong Kong, China
New Delhi, India
Jakarta, Indonesia
Karachi, Pakistan
Manila, Philippines
Colombo, Sri Lanka
Bangkok, Thailand
Ho Chi Minh City, Vietnam

North America

Toronto, Canada
Kingston, Jamaica
White Plains, New York, USA

In addition, the Company owns or leases warehouse space and manufacturing or assembly facilities in various countries. A geographic summary of the principal Company owned manufacturing and assembly facilities, including related office, service and warehouse areas follows:

	Principal Company Owned Facilities	
	Number of Facilities	Floor Space (000's of sq. ft.)
Americas	-	-
Asia	25	800
	25	800

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2004 and 2003 together with the Auditor's Report. See "Financial Statements". Additional information can also be found in "Information on the Company". This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein, including without limitation in the other sections referred to in the "Cautionary Statement With Respect to Forward-Looking Statements".

Management Discussion and Analysis

Overview

Twelve Months Ended December 31, 2004 and 2003

During the years ended December 31, 2004 and 2003, the Company entered into several significant transactions intended to strengthen the Company, improve liquidity and enhance shareholder value.

These transactions were:

- During the last three months of 2004 the Company purchased 375,185 of the Company's Common Shares in negotiated transactions. This is in addition to Common Shares acquired by the Company and its subsidiaries as a result of share distributions under the Company's 2000 Reorganization Plan, purchases of certain claims under that plan, the repayment of certain indebtedness secured by Common Shares (the "Omnibus Agreement Debt"), and the liquidation of certain subsidiaries, offset, in part, by options exercised. The net effect was to reduce the number of Common Shares outstanding from 8,059,077 as of December 31, 2002 to 7,870,825 as of December 31, 2003 and to 5,984,375 as of December 31, 2004.

- In October 2004, the Company, on behalf of its Turkish subsidiary, paid an additional $11.0 million as full and final payment for all obligations under the Omnibus Agreement Debt. This resulted in a gain of $6.5 million and a release of a security interest over 1,346,701 Common Shares of the Company which are now classified as Treasury Shares.

- In September 2004, Singer completed the sale to KSIN of the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million. The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment.

- In December 2003, Singer Turkey sold its factory, land and building for $11.0 million, with the proceeds going to reduce the outstanding Omnibus Agreement Debt.

- In October 2003, the Company, on behalf of Singer Asia, acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its holdings in that company to 52.1%. This resulted in Singer Thailand being consolidated in Singer N.V.'s operations, effective, as of that date. During the first nine months of 2004 the Company, on behalf of Singer Asia, purchased an additional 0.9% of the outstanding shares of Singer Thailand to bring its holdings in that company to 53.0%.

- In September 2003, the Company sold its equity interest in the parent company of Singer Mexico and as a result exited the loss-making Retail and finance business in Mexico.

- In July 2003, the Company sold Singer Guyana for a consideration of $1.6 million.

- In July 2003, the Company concluded the placement with a private investment fund of a 43.2% minority equity interest in the Company's Asia Retail operations for $30.0 million.

- In January 2003, a subsidiary of the Company entered into an agreement with the PBGC to purchase all 40 Preferred A Shares of the Company with a $20.0 million liquidation preference, for $3.8 million. This transaction was completed in December 2003.

The Company's personnel and operations were not significantly impacted by the tsunami that swept through much of South East Asia the day after Christmas 2004. No employees were killed or seriously injured; only six shops, located in the Southern area of Sri Lanka, suffered any damage.

Some of our customers, however, were killed or seriously injured and a larger number of our customers and potential customers lost their homes and livelihood. An additional provision of $0.1 million was taken in Sri Lanka, and $0.1 million in Thailand at the end of 2004 to reflect the likely impact of these losses on the Company's installment accounts receivable; no similar provision was thought to be required elsewhere. Singer personnel throughout the region have contributed and are continuing to contribute significantly in the extraordinary recovery and rebuilding effort.

Results of Operations

For the twelve months ended December 31, 2004, the Company reported consolidated revenues of $280.8 million as compared to $178.4 million for the twelve months of 2003, an increase of $102.4 million or 57.4%. $85.8 million of this increase was due to the inclusion of Thailand's results in the Company's consolidated results for the full year 2004 as compared to the inclusion of Thailand's results for only approximately two months in 2003. The increase also reflects strong retail sales performances in Sri Lanka and Pakistan, partially offset by weaker sales in India and the Philippines.

The Company's consolidated revenues for 2004 include $42.4 million of finance charges on consumer credit sales compared to $17.4 for 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the 2004 full year along with increased finance charges in Sri Lanka due to their strong retail sales and promotion of credit.

Gross profit for the twelve months ended December 31, 2004 was $99.2 million, representing a gross profit of 35.3%, as compared to $59.5 million and a gross profit of 33.4% for the twelve months ended December 31, 2003. The improvement in gross profit is primarily due to the inclusion of Thailand's gross profit for the full year 2004 as Thailand's gross profit is higher than the average of the gross profits for the other Retail operating units. Also contributing were higher gross profits in Pakistan and Sri Lanka; partially offsetting this improvement were lower gross profits, as compared to the prior period, in Bangladesh, the Philippines, and significant decline in gross profit in India due to the write-off of obsolete inventory and an adverse sales mix.

Selling and administrative expenses for the twelve months ended December 31, 2004 were $98.8 million, representing 35.2% of revenues, as compared to $55.3 million and 31.0% of revenues for the twelve months ended December 31, 2003. The increase in selling and administrative expenses as a percent of revenues is due, in part, to the inclusion of Thailand's selling and administrative expenses for the full year 2004 as Thailand's selling and administrative expenses as a percentage of revenues are higher than the average of the other Retail operating units. Also contributing to the increase was significantly higher selling and administrative expenses incurred in India. The increase in India was related to higher provisions against receivables, one-time costs related to reductions in headcount, along with a decline in revenues without a corresponding decrease in fixed selling and administrative expense, as a percentage of revenues. Higher selling and administrative expenses, as a percentage of revenue, in the Philippines also contributed to the increase.

For the year ended December 31, 2004 the Company recorded a $1.9 million goodwill impairment charge related to the Jamaican operation as a result of the year-end goodwill impairment test.

The operating loss for 2004 was $1.5 million as compared to $4.2 million of operating income for 2003, while EBITDA from continuing operations was $11.0 million and $0.4 million, respectively. The decline in operating income was due to the very substantial drop in operating income in India of $9.5 million and in the Philippines of $1.2 million offset, in part, by the inclusion in 2004 of Thailand's operating income for the full year. The $10.6 million increase in EBITDA from continuing operations reflects the $16.4 million increase in other income (expense) and the increase in minority share in (income) loss. This was partially offset by the decrease in equity income from operating affiliates, the decrease in operating income and the increase in royalty expense.

Singer India has incurred substantial and growing losses over the last several years. These losses are primarily a result of the inability of the operation through new initiatives to generate adequate sales volume, coupled with the high turnover of personnel, increased competition and, during 2004, a severe liquidity crunch reflecting the impact of prior losses. Singer India is likely to continue to incur operating losses. The survival of that company will require a successful restructuring of its operations, which, in turn, will require the support and assistance of Singer India's banks and other stake holders. Given that such support has so far not been forthcoming, Singer India will be forced to seek legal protection against creditors. Singer N.V. has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support in any circumstance although it may elect to do so in the context of a restructuring.

Interest expense was $7.9 million and $8.0 million for the twelve-month periods ended December 31, 2004 and 2003, respectively.

Equity earnings from Operating Affiliates totaled $0.1 million during the twelve-month period ended December 31, 2004 as compared to $5.8 million for the same period in 2003. The $5.7 million decrease was primarily due to lower profitability at First Capital Ltd., an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the first ten months of 2003 while in the 2004 full year Thailand is included in the Company's consolidated results.

Royalty expense for the twelve months ended December 31, 2004 was $2.6 million compared to $0.8 million for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003. The increase in royalty expense reflects that the royalty is payable for twelve months in the 2004 period and only for five months in the 2003 period and also reflects the inclusion of Thailand's revenues in the royalty calculation for all of 2004 but only for approximately two months in 2003.

Miscellaneous other income was $8.8 million for the twelve-month period ended December 31, 2004 as compared to other expense of $7.7 million for the same period in 2003. Other income in 2004 was primarily due to the $6.5 million gain that was recorded when the Company, on behalf of a subsidiary, paid $11.0 million as full and final payment of the Omnibus Agreement Debt, as well as gains on sale of property. Other expense for 2003 was due to the $13.9 million loss recorded as a result of the sale of 43.2% of Singer Asia, which included $10.9 million of goodwill that was allocated to this reporting segment, partially offset by a $4.3 million gain in the estimated recovery on receivables from a former subsidiary that is in liquidation, and a $1.6 million gain on sale of land in Indonesia.

Provision for income taxes amounted to $5.5 million in the twelve-month period ended December 31, 2004, as compared to a $3.7 million tax provision for the same period in 2003. The higher tax provision in 2004 relative to the pre-tax loss, is primarily due to the write down of deferred tax assets in India and the Philippines and the current losses incurred in India and the Philippines, with no corresponding tax benefit.

Minority interest was $1.3 million of income for 2004 compared to $3.2 million of expense for 2003. The decrease in minority interest expense was due to losses in Singer Asia, caused by significant losses in India which were shared by the minority shareholders, and to the sale of a 43.2% minority equity interest in the Company's Asia Retail operations, effective July 2003, which was partially offset by the increase due to Singer Thailand being included in the Company's consolidated results in 2004 rather than being accounted for as an equity investment as in the first ten months of 2003.

The Company's loss from continuing operations for 2004 was $7.4 million as compared to a loss of $13.5 million for the same period in 2003. The improvement of $6.1 million is primarily due to the $16.4 million increase in miscellaneous other income and expense. This was partially offset by the $5.7 million decline in equity earnings from operating affiliates, the $1.9 million goodwill impairment charge, the $1.8 million of additional royalty expense, and the $1.8 million increase in the provision for income taxes.

The Company's net loss for the twelve months ended December 31, 2004 was $31.2 million including $12.8 million income from the discontinued operations of the Sewing segment and trademark, net of tax provision, and the $36.6 million loss on the sale of the Sewing business and trademark, net of tax benefit, as compared to a net income of $0.7 million for the same period in 2003. The $31.9 million additional loss from prior year was largely due to the loss on the sale of the Sewing business and trademark, which primarily reflects an impairment charge representing the difference between the book value of the assets being sold - primarily goodwill associated with the trademark - and the liabilities being transferred and consideration received, net of selling costs.

Dividends on the Preferred A Shares amounted to $nil for the twelve-month period ended December 31, 2004 and $0.8 million for the twelve-month period ended December 31, 2003. The 2003 dividend was cumulative and was accrued but not paid. As of December 31, 2003 the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to common shares was $31.2 million for the twelve months ended December 31, 2004 as compared to the net loss available to common shares of $0.1 million for the same period in 2003. This is equivalent to basic and diluted loss per common share of $4.16 and $0.01, respectively.

Three Months ended December 31, 2004 and 2003

For the fourth quarter ended December 31, 2004, the Company reported consolidated revenues of $75.1 million as compared to $62.2 million for the fourth quarter 2003, an increase of $12.9 million or 20.7%. $7.1 million of this increase was due to the inclusion of Thailand's results in the Company's consolidated results for the 2004 fourth quarter as compared to the inclusion of Thailand's results for only approximately two months in the 2003 fourth quarter. This increase also reflects strong retail sales performances in Sri Lanka and Bangladesh, partially offset by weaker sales in India.

The Company's consolidated revenues for the fourth quarter 2004 include $10.9 million of finance charges on consumer credit sales compared to $7.3 million for the fourth quarter 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the full 2004 fourth quarter along with increased finance charges in Sri Lanka due to their strong retail sales and promotion of credit.

Gross profit for the three months ended December 31, 2004 was $23.5 million, representing a gross profit of 31.3%, as compared to $21.3 million and a gross profit of 34.2% for the three months ended December 31, 2003. The decline in gross profit is primarily due to a significant decline in gross profits in India due to the write-off of obsolete inventory and an adverse sales mix. Also contributing to the gross profit decline were lower gross margins in Bangladesh and the Philippines.

Selling and administrative expenses for the three months ended December 31, 2004 were $28.5 million, representing 37.9% of revenues, as compared to $20.9 million and 33.6% of revenues for the three months ended December 31, 2003. The increase in selling and administrative expenses as a percent of revenues is primarily due to the significantly higher selling and administrative expenses incurred in India. The increase in India was related to higher provisions against receivables, one-time costs related to reductions in headcount, along with a decline in revenues without a corresponding decrease in fixed selling and administrative expenses. Also contributing to the increase was higher selling and administrative expense, as a percentage of revenues, in the Philippines.

For the fourth quarter ended December 31, 2004 the Company recorded a $1.9 million goodwill impairment charge related to the Jamaican operation, as a result of the year-end goodwill impairment test.

The operating loss for the 2004 fourth quarter was $6.9 million as compared to $0.4 million of operating income for 2003, while EBITDA from continuing operations was $5.7 million and $1.6 million, respectively. The decline in operating income was due to the very substantial drop in operating income in India of $6.7 million and the $1.9 million goodwill impairment charge, offset, in part, by a $1.5 million increase in operating income in Sri Lanka. The $4.1 million increase in EBITDA from continuing operations reflects the $5.4 million increase in other income (expense) and the increase in minority share in (income) loss. This was partially offset by the decrease in equity income from operating affiliates and the decrease in operating income.

Interest expense was $1.7 million and $2.0 million for the three-month periods ended December 31, 2004 and 2003, respectively. The $0.3 million decrease in interest expense was primarily due to lower interest expense relating to the Omnibus Agreement Debt which was paid in full during the 2004 fourth quarter.

Equity earnings from Operating Affiliates totaled $0.7 million during the three-month period ended December 31, 2004 as compared to $1.3 million for the same period in 2003. The $0.6 million decrease was primarily due to lower profitability at First Capital Ltd., an operating affiliate in Sri Lanka.

Royalty expense was $0.7 million and $0.6 million for the three-month periods ended December 31, 2004 and 2003, respectively. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003.

Miscellaneous other income was $7.2 million for the three-month period ended December 31, 2004 as compared to other income of $1.8 million for the same period in 2003. The other income in 2004 was primarily due to the $6.5 million gain that was recorded when the Company, on behalf of a subsidiary, paid $11.0 million as full and final payment of the Omnibus Agreement Debt as well as gains on sale of property. The other income for 2003 was primarily due to the $1.6 million gain on sale of land in Indonesia.

Provision for income taxes amounted to $0.9 million in the three-month period ended December 31, 2004, as compared to a $1.4 million tax provision for the same period in 2003. The $0.5 million decline in income taxes is primarily due to higher income taxes in Indonesia in the fourth quarter of 2003 which was related to the sale of land. Also contributing to the lower taxes was a decline in income taxes in Thailand in 2004 as compared to 2003.

Minority interest was $2.7 million of income for the 2004 fourth quarter compared to $1.7 million of expense for the same period in 2003. The decrease in minority interest expense was primarily due to losses in Singer Asia, caused by significant losses in India, which were shared by the minority shareholders.

The Company's income from continuing operations for the three months ended December 31, 2004 was $0.3 million as compared to a loss of $2.2 million for the same period in 2003. The improvement of $2.5 million is primarily due to the improvement in other income and minority interest share in (income) expense along with a decrease in the provision for income taxes.

The Company's net loss for the three months ended December 31, 2004 was $2.2 million including a $2.5 million loss on discontinued operations, as compared to a net income of $20.5 million for the same period in 2003. The decrease of $22.7 million is primarily due to the $22.7 million of income from the discontinued operations of the Sewing business and trademark, net of tax expense that was realized in the fourth quarter of 2003.

Dividends on the Preferred A Shares amounted to $nil for the three month periods ended December 31, 2004 and 2003, respectively. As of December 31, 2003 the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to common shares was $2.2 million for the three months ended December 31, 2004 as compared to the net income available to common shares of $20.5 million for the same period in 2003. This is equivalent to basic and diluted loss per common share of $0.34 and income per common share of $2.60, respectively.

Liquidity and Capital Resources

Twelve Months Ended December 31, 2004 and 2003

For the twelve months ended December 31, 2004, the Company had a net cash outflow from operations of $32.2 million. This was primarily due a $29.6 million increase in accounts receivable, and an $11.9 million increase in inventories. This was partially offset by $3.0 million increase in account payable and accrued liabilities. The net loss of $31.2 million was primarily due to the $36.6 million loss on sale of the Sewing business and trademark which had no cash effect.

Cash from investing activities was $62.1 million primarily due to the $65.1 million received from the sale of the Sewing business and trademark, which was partially offset by capital expenditures of $4.0 million. The increase in notes and loans payable amounted to $1.2 million. Repayments of long-term debt totaled $59.8 million; additions to long-term debt totaled $47.5 million. The net effect was an increase in cash and cash equivalents by $12.5 million to $40.0 million at December 31, 2004.

For the twelve months ended December 31, 2003, Singer had a net cash outflow from operations of $10.4 million including a $10.8 million increase in receivables and an $8.4 million increase in inventory, which were partially offset by $1.5 million of non-cash items and a $5.9 million increase in accounts payable and accrued expenses. Cash provided by investing activities was $27.9 million primarily due to the $30.0 million received from the sale and private placement of a minority interest in Singer Asia which was partially offset by capital expenditures of $2.8 million. The increase in notes and loans payable amounted to $10.3 million. Repayments of long-term debt totaled $16.3 million; additions to long-term debt totaled $8.3 million. The net effect was an increase in cash and cash equivalents by $14.0 million to $27.6 million at December 31, 2003.

Working capital as of December 31, 2004 of $99.3 million showed an increase of $35.1 million from the $64.2 million of working capital as of December 31, 2003. This increase was primarily due to the completion of the KSIN Transaction on September 30, 2004 which had a significant impact on the Company's liquidity position. The total consideration received of approximately $134.6 million consisted of approximately $65.1 million of cash, 22.5 million in unsecured subordinated promissory notes and the pay off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment. Of the approximately $65.1 million cash received by the Company, $26.3 million has been used by the Company to repay in full the Nova Scotia Financing Agreement.

In October 2004, the Company paid on behalf of a subsidiary, $11.0 million as full and final payment for all obligations under the Omnibus Agreement. This resulted in a gain of $6.5 million. The retirement of this debt facility will result in interest savings of approximately $1.3 million per annum. As a consequence of the repayment of the Omnibus obligations, a security interest in 1,346,701 Common Shares of the Company was released; these shares are now classified as treasury shares.

The liquidity position of the Company's subsidiary, Singer India, is extremely serious. Singer India is currently unable to meet its obligations in a timely manner. Survival of Singer India would require a successful restructuring of the operation, which, in turn, would require the support and assistance of Singer India's banks and other stakeholders. Given that such support has so far not been forthcoming, Singer India will be forced to seek legal protection against creditors. Singer N.V. has not guaranteed any debt or other obligations of Singer India and has no legal obligation to provide any financing support or assistance in any circumstances although it may elect to do so in the context of a restructuring.

In October 2004, the Company announced that its Board of Directors had authorized the repurchase by the Company of up to approximately $10.0 million in value of its Common Stock. Purchases could be made in privately negotiated transactions or in the open market from time to time at management's discretion and might also include the purchase of options previously issued by the Company to former employees of the Sewing segment. During 2004, the Company repurchased 375,185 shares in negotiated transactions at a total cost of $1.7 million. An additional 186,278 Common Shares were purchased in 2005 under agreements negotiated under the program during 2004 at a total cost of $0.8 million. The stock repurchase program was terminated on January 24, 2005.

The Company's improved liquidity may be used to help fund the growth of certain of the Retail businesses or to return cash to shareholders through a new share buy back program and/or through cash dividends.

The Company's corporate tangible assets and liabilities on an unconsolidated basis at December 31, 2004 were as follows:

Assets:	
Cash and cash equivalents	$ 25.9
Other current assets	1.7
	27.6
Investment in Singer Asia at book value	65.0
Investment in Singer Jamaica at book value	8.5
Other assets including KSIN Notes	29.3
	$ 130.4
Liabilities:	
Current liabilities	$ 16.1
Minority interest in Singer Asia	28.1
Other long term liabilities	17.0
	$ 61.2

The following table summarizes Singer's contractual obligations and major commitments:

	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
Long-term debt (Note 11)	$ 63.0	$ 24.7	$ 38.4	$ -	-
Minimum rental payments required under operating leases (Note 14)	1.1	0.4	0.7	-	

Critical Accounting Policies

The significant accounting policies used by the Company in preparing its consolidated financing statements are described in Note 2 ("Summary of Significant Accounting Policies") of the consolidated financial statements included herein, and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those financial statements. The Company's financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States.

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates are based on management's application of accounting policies, historical experience and assumptions that are believed to be reasonable. Although all of the policies identified in Note 2 to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of management judgments and estimates.

Revenue Recognition

Revenues from sales, net of estimated returns, are recognized when products are delivered to customers and services performed. Singer's Retail Operating Companies offer financing to assist customers in their acquisition of consumer products. At the time a financing transaction is consummated, which qualifies as a sales-type lease, the Retail Operating Companies record the total lease receivable, net of unearned income. Finance charges on installment sales are recognized using the interest method over the term of the lease. The interest rates charged on installment sales are based on customary financing terms in each country in which Singer offers installment credit.

Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy with an allowance for doubtful accounts to reflect management's best estimate of the potential loss in accounts receivable as of a balance sheet dates. Bad debt reserves on trade receivables are established based on an aging of past due trade accounts receivables ranging from 20% on trade receivables that are more than 90 days past due to 100% on trade receivables that are more than 180 days past due. Bad debt reserves on installment receivables are established based on an aging of past due installment accounts receivable ranging from 50% on installment receivables that are more than 60 days past due to 100% on installment receivables that are more than 120 days past due. Where the Company is aware of a customer's inability to meet its financial obligations, it establishes a reserve for potential bad debt to reduce the receivable to the amount the Company reasonably believes will be collected. Management believes that the allowance for doubtful accounts is adequate to cover anticipated losses in the reported accounts receivable under current conditions; however, significant changes in circumstances such as deterioration in the overall health of an economy could materially change these expectations.

Intangible Assets

Goodwill and other intangible assets that are determined to have an indefinite life are not amortized, rather the value of the assets are tested for impairment on an annual basis and when an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on an approved business plan. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows due to unforeseen changes in business conditions or assumptions could negatively affect the valuations.

Income Taxes and Tax Asset Valuation

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an operating company's financial statements or tax returns. Judgment is required in assessing the future tax consequences. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position or its results of operations.

In establishing the appropriate valuation allowance for tax loss carry forwards, all available evidence, both positive and negative, is considered. Information on historical results is supplemented by all currently available information on future years, as realization of tax loss carry forwards is dependent on each operating company generating sufficient taxable income prior to expiration of the loss carry forwards. Although realization is not assured, management believes, judging from an approved business plan, it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets which is considered realizable, however, could change if estimates of future taxable income during the carry forward period are changed.

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the years ended December 31, 2004 and 2003 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position. The amount spent on environmental and pollution matters was not material in the years ended December 31, 2004 and 2003.

Recent Accounting Pronouncements

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Nonmonetary Assets," which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges for nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

In June 2001, FASB Statement No. 143, "Accounting for Asset Retirement Obligations," was issued. Statement 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cashflows underlying the obligation. The Company was required to adopt Statement 143 on January 1, 2003. The adoption of Statement 143 had no effect on the Company's financial statements.

In December 2002, FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123," was issued. This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Disclosures required by this standard are included in the notes to these consolidated financial statements.

In May 2003, FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity," was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and other wise because effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

In December 2003, FASB Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revised the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cashflows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for the Company as of the year ended December 31, 2004.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The company applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the

Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of this standard had no effect on the Company's financial statements.

Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information regarding the officers and directors of the Company as of December 31, 2004:

Name	Age	Position
Stephen H. Goodman	60	Chairman of the Board, President and Chief Executive Officer; Director
Phillip Watson	64	Executive Vice President, General Counsel and Secretary
Hemaka D.S. Amarasuriya	61	Vice President, Sri Lanka and Management Development
James P. Kelly	56	Vice President, Singer Asia
Kamal Shah	64	Vice President, West Asia and Caribbean
John P. Cannon	42	Vice President, Treasurer
James Rehus	53	Vice President, Controller and Chief Accounting Officer
Paul Chin	45	Assistant Controller
John Nashmi	37	Assistant Controller
Victoria C. Iacovazzi	33	Assistant General Counsel
Shirley Chung	46	Assistant Secretary
Antonio Costa	62	Director
Alex Johnston	40	Director
Stewart M. Kasen	65	Director
William C. Langley	66	Director
Malcolm J. Matthews	64	Director
Saroj K. Poddar	59	Director
Joseph A. Pollicino	65	Director
Ian A. Skeggs	55	Director

Stephen H. Goodman. Mr. Goodman was appointed Chairman, President and Chief Executive Officer of Singer N.V. and a Director effective September 2000. From the beginning of 1998 through that date, he was President and Chief Executive Officer and a Director of Old Singer. Prior to joining Old Singer, Mr. Goodman was a Managing Director of Bankers Trust Company.

Phillip Watson. Mr. Watson was appointed to his present position with Singer N.V. effective September 2000. From September 1999 to such date he was General Counsel of Old Singer. Before that, Mr. Watson was Group Counsel for the Akai Group, which held a controlling interest in Old Singer.

Hemaka D.S. Amarasuriya. Mr. Amarasuriya was appointed to his present position with Singer N.V. effective October 2004. From November 1986 he has been Chairman and Managing Director of Singer Sri Lanka Ltd. and its affiliates. He is currently Chairman of First Capital Treasuries Limited; First Capital Assets Management Limited; First Capital Money Brokers Limited; Eagle Insurance Limited; First Capital Limited; First Capital Markets Limited and Commercial Leasing Company Limited. He is also the director of Commercial Fund Management (Pvt) Limited; National Development Bank Limited; Equity Investments Lanka Limited; Bata Shoe Company Limited; Navigator Management (Pvt) Limited and Teleshan Network (Pvt) Limited.

James P. Kelly. Mr. Kelly was appointed to his present position with Singer N.V. effective January 2001. From September 2000 to that date, he was Vice President, East Asia, responsible for specific Retail and Sewing markets in Asia. From May 1999 to September 2000, he was Vice President of Old Singer, responsible for these markets. Prior to joining Old Singer, Mr. Kelly had been associated with Inchcape plc, most recently as Regional Director, Southeast Asia.

Kamal Shah. Mr. Shah was appointed to his present position with Singer N.V. effective January 2001. From September 2000 to that date, he was Vice President, West Asia, responsible for specific Retail and Sewing markets in Asia. Prior to that time he was Vice President of Old Singer, responsible for these markets.

John P. Cannon. Mr. Cannon was appointed to his present position with Singer N.V. effective October 2000. Prior to that time, Mr. Cannon held a number of positions with Bankers Trust Company and J.P. Morgan in the United States and Asia, with experience in derivatives/risk management, debt restructuring, asset finance, corporate finance and mergers and acquisitions.

James Rehus. Mr. Rehus was appointed to his present position with Singer N.V. effective September 2001. Prior to joining Singer, Mr. Rehus held a number of positions in both the United States and Canada with American Greetings Corporation, a U.S. public company. Mr. Rehus's most recent position was as Chief Financial Officer of Carlton Cards Limited, the Canadian subsidiary of American Greetings.

Paul Chin. Mr. Chin was appointed to his present position with Singer N.V. effective September 2000. From September 1999 to that date he was Assistant Controller of Old Singer. Prior to September 1999, Mr. Chin held a number of positions in the Controller's office of Old Singer.

John Nashmi. Mr. Nashmi was appointed to his present position with Singer N.V. effective August 2001. Prior to joining Singer, Mr. Nashmi held financial positions in various companies, most recently as Chief Financial Officer of Hitcom Corporation, a U.S. public company.

Victoria C. Iacovazzi. Ms. Iacovazzi was appointed to her present position with Singer N.V. effective October 2004. Prior to joining Singer in April 2002, Ms. Iacovazzi practiced international corporate law for several years both in Canada and Italy, most recently with Freshfields, a U.K.-based, international law firm.

Shirley Chung. Ms. Chung was appointed to her present position with Singer N.V. effective October 2004. Prior to October 2004, Ms. Chung held a number of positions in the Secretary's office of Singer and of Old Singer.

Antonio Costa. Mr. Costa is currently the President and a Director of Singer Produtos Electricos S.A. ("Singer Produtos") and an Officer and Director of its various affiliated companies. Singer Produtos was acquired from Old Singer in September 2000 by a Portuguese investor group in which Mr. Costa holds a minority equity interest. Prior to the acquisition, Mr. Costa was Vice President, Europe, of Old Singer and was an Officer and Director of various Singer companies in Europe. Mr. Costa was appointed a Director of the Company in August 2001.

Alex Johnston. Mr. Johnston is a founder director of Freud Communications, the largest consumer public relations agency in the United Kingdom, where he specializes in global brand strategy. For many years, Mr. Johnston was the agency's New Business and Creative Director; more recently he has focused on his role as Executive Director of Freud Networks – the venture capital offshoot of Freud Communications. Mr. Johnston was appointed a Director of the Company in September 2000.

Stewart M. Kasen. Mr. Kasen is the Director, President and Chief Executive Officer of S&K Famous Brands, Inc. From September 2001 to April 2002, he served as President of Schwarzschild Jewelers. Mr. Kasen also has served as the Chairman, President and Chief Executive Officer of Factory Card Outlet Corp. and Best Products, Co., Inc., as well as President and Chief Executive Officer of Emporium-Capwell Co., and Thalhimer Bros. Co., Inc. Currently, Mr. Kasen serves on the boards of Markel Corp., K2 Inc., Gordmans, and Department 56. Mr. Kasen was appointed a Director of the Company in September 2000.

William C. Langley. Mr. Langley was employed by J.P. Morgan Chase & Co. from 1961 through 1996, serving as Chief Credit and Risk Policy Officer from 1990 to 1996. Since his retirement, Mr. Langley has served as a Director of Seven-Up Bottling Company of Southern California, Morrison Knudsen Corporation, Chase Preferred Capital Corporation and Imperial Home Decor Group and has completed various consulting assignments. He is currently a Director of DTN Holding Company, LLC and Oneida Ltd. Mr. Langley was appointed a Director of the Company in September 2000.

Malcolm J. Matthews. Mr. Matthews is currently a member of the Board of Directors and a consultant to TAL Apparel Ltd., a multi-national garment manufacturer. Mr. Matthews served as a consultant to Old Singer during late 1999 and early 2000, managing the program to identify new third party suppliers of sewing machines. He is the former Managing Director/Chief Executive Officer of the Hong Kong & China Gas Company, a Hong Kong public utility. Mr. Matthews has also been deputy Chairman of the Federation of Hong Kong Industries and President of the Hong Kong Institution of Engineers. Mr. Matthews was appointed a Director of the Company in September 2000.

Saroj K. Poddar. Mr. Poddar currently serves as the non-executive Chairman of Singer India Limited, an Indian public company in which Singer owns 63% of the equity. Mr. Poddar also currently serves as Chairman of the Board of Poddar Heritage Enterprises, Gillette India Limited (a joint venture between the Gillette Co. of U.S.A. and Poddar Heritage Enterprises), Alstom Limited, Sri Vishnu Cements Ltd., Simon India Limited and as Vice Chairman of Texmaco Limited. He is also a member of the Board of Directors of certain affiliates of Poddar Heritage, Gillette and Alstom, as well as a member of the Board of Chambal Fertilisers & Chemicals Ltd., Essar Shipping Limited, Rosenbluth Lionel India Limited, Zuari Industries Limited, Zuari Cement Limited, Indo Maroc Phosphore S.A. Morocco, Coltrane Corporation Limited, Calcutta Tramways Co. Ltd., Globalware Holding Limited, and Planon Group Limited. Mr. Poddar is the President of All India Organization of Employers for the year 2004 and is the Vice President of Federation of Indian Chambers and Industry. Mr. Poddar was appointed a Director of Singer N.V. in September 2000.

Joseph A. Pollicino. Prior to Mr. Pollicino's retirement, he served as a Director of CIT from August 1986 and Vice Chairman of its Board of Directors and Chief Risk Officer from December 1989. Prior to

December 1989, Mr. Pollicino held a number of executive positions at CIT and at Manufacturers Hanover Corporation, where he had been employed since 1957. Mr. Pollicino was appointed a Director of the Company in September 2000.

Ian A. Skeggs. Mr. Skeggs is currently a Director of Asianet Consultants and Hawk Holdings Limited. Mr. Skeggs was a Director of Sime Darby Motor Holdings Limited, served as a Director of Inchcape Pacific, Inchroy Credit Corporation and Inchcape Marketing, and as Vice Chairman of the Motor Transport Company of Guangdong & Hong Kong Ltd. and Vice Chairman of Nanjing Hongkong Changjiang Co. Ltd. In positions at Inchcape Motors International, Mr. Skeggs has served as Regional Director, Middle East & Asia Pacific, Chief Executive for Inchcape Motors Hong Kong and Chief Executive for Mazda Hong Kong. Mr. Skeggs was appointed a Director of the Company in September 2000.

Compensation

An aggregate of approximately $3.4 million in compensation, including salary and bonus, was paid by the Company to all of its directors and senior management as a group (19 persons) in the year ended December 31, 2004. Such amount does not include amounts expended by the Company for automobiles made available to senior management or expenses (including business travel, professional and business association dues and expenses) reimbursed to directors and senior management.

The Company adopted a short-term bonus plan for 2004 (the "2004 Incentive Plan") which provided for cash awards to selected employees, with the amount of such awards being based on an assessment of the participants' and their business units' contribution towards achieving the Company's objectives for the year. Employees eligible to participate in the 2004 Incentive Plan include senior corporate officers (other than the Company's President and Chief Executive Officer), general managers of business units and key managers. Awards to participants reporting directly to the Company's President and Chief Executive Officer are subject to review by the Compensation Committee.

Approximately $0.7 million in bonuses are being distributed in 2005 under the 2004 Incentive Plan. Approximately $0.2 million in bonuses were distributed in 2004 under a similar plan for the year 2003.

The annual incentive bonus for the Company's President and Chief Executive Officer is determined pursuant to a formula tied to Singer's net income. The formula is set out in Mr. Goodman's employment agreement, initially negotiated and approved by the Creditors' Committee of Old Singer and subsequently extended and amended by action of the independent members of the Company's Board of Directors. No annual incentive bonus is to be paid to Mr. Goodman for the year 2004 and no incentive bonus was paid to Mr. Goodman in 2004 for the year 2003.

Singer's Board of Directors has awarded special bonuses to several corporate and former corporate officers, including the Company's President and Chief Executive Officer, for their exceptional contribution during 2004 in consummating the KSIN Transaction. Approximately $1.1 million in special bonuses are being distributed; a portion was paid in 2004 with the balance to be paid in 2005.

The Company does not have a pension plan for its corporate officers. Singer maintains a 401(k) profit sharing plan for eligible U.S. employees and a similar plan for its international employees. The principal features of the U.S. plan permit eligible employees to contribute their own monies on a pre-tax basis up to 15% of base salary, subject to a cap, in accordance with section 401(k) of the Internal Revenue Code. For the year ended December 31, 2004, the Company provided a voluntary employer contribution of 3% of the employees' base salary and 6% for the year ended December 31, 2003. The Company paid $0.1 million and $0.2 million in respect of such employer contributions for the years ended December 31, 2004 and 2003, respectively. For the year 2005, the Company is providing a voluntary employer contribution of 3% of an employees' base salary.

Under the terms of Mr. Goodman's extended and amended employment agreement, the Company is obligated at certain dates to purchase annuity contracts in Mr. Goodman's name. Contracts with surrender values at age of 65 of $0.1 million were purchased in 2004 and in 2003.

Board Practices

The Board of Directors of the Company was appointed at the time of the effectiveness of the Reorganization Plan in September 2000. The full Board is composed of nine directors, consisting of two Class I directors, five Class II directors and two Class III directors. Subject to the right of the Company to amend its articles and bylaws and subject to election by shareholder vote, directors serve three year terms, regardless of Class, with the term of the Class I Directors expiring at the conclusion of the 2007 Annual Shareholders meeting, the Class II Directors at the 2005 meeting and the Class III Directors at the 2006 meeting. At the shareholders' meeting of the Company held September 20, 2004, Messrs. Alexander Johnston and Saroj K. Poddar were re-elected as Class I Directors. None of the current directors, other than Mr. Goodman, is an officer of the Company. The Company does not have directors' service agreements other than an agreement between Mr. Poddar and the Company relating to the provision by Mr. Poddar of consulting services to the Company in India.

Messrs. Langley (Chairman), Pollicino and Kasen are members of the Audit Committee of the Board of Directors, which is authorized to act on behalf of the Board in respect of matters relating to selection of auditors and audit and accounting matters. Messrs. Matthews (Chairman), Costa and Skeggs are members of the Compensation Committee of the Board, which is authorized to act on behalf of the Board in respect of matters relating to compensation and benefits and also serves as the Stock Option Committee which acts as administrator under the Company's stock option plan. Messrs. Goodman (Chairman), Johnston, Kasen, and Pollicino are members of the Executive Committee of the Board of Directors, which is authorized to act on behalf of the Board when the Board is not in session, subject to certain limitations specified in the Company's articles of incorporation. Messrs. Poddar (Chairman), Costa, Johnston, Matthews and Skeggs are members of the Strategy Committee of the Board of Directors, which is authorized to explore new products and business strategy for the Company.

Employees

As at December 31, 2004 the Company and its Operating Companies had approximately 12,222 employees.

The geographic location of employees within the Company is shown in the following table:

	Americas	Asia	Total Company
Retail	200	12,007	12,207
Corporate	15	0	15
Total	215	12,007	12,222

The Company anticipates an increase in the number of Retail employees consistent with the growth in the number of sales outlets and direct sales agents. As a cost saving measure and to better reflect the Company's narrower focus, the number of Corporate employees has and will continue to be reduced.

Share Ownership

As of March 31, 2005, the total number of Common Shares and options for Common Shares of the Company beneficially owned by the persons listed above under "Directors and Senior Management" was 1,862,265, representing approximately 27.9% of the class.

To the knowledge of the Company, none of the persons listed above beneficially owns more than 1.0% of the Company's Common Shares, and options for shares, other than Stephen H. Goodman and Phillip A. Watson who beneficially own 1,438,256 and 204,924 shares and option for shares, respectively, representing approximately 25.4% and 3.6% of the Common Shares, respectively. Mr. Goodman's beneficial ownership of the Company's Common Shares, and options for shares, increased from 170,886 shares, representing approximately 1.9% of the Common Shares as of March 31, 2002, to 1,438,256 shares and options for shares, representing approximately 25.4% of the Common Shares as of March 31, 2005.

Stock Option Ownership

The following table sets forth certain information relating to stock options beneficially held by Directors and Senior Management as of March 31, 2005. These stock options were issued pursuant to the 2000 Management Stock Option Plan as amended. For a description of the Company's stock option plan, please see "Additional Information - Share Capital" and Note 15 ("Stock Option Plan") of the notes to consolidated financial statements included herein.

The total number of stock options held by Directors and Senior Management as of March 31, 2005, was 547,764, representing 8.6% of the class. No person listed above beneficially own more than 1.0% of the class except Mr. Goodman. Mr. Goodman beneficially owns 414,632 stock options representing approximately 6.2% of the class.

Year granted	Total number of stock options	Options exercisable	Exercise price per share
2002	302,764	302,764	$1.12
2004	72,000	72,000	$3.00
2004	200,000	200,000	$4.00

Major Shareholders and Related Party Transactions

Major Shareholders

Under the terms of the Reorganization Plan, holders of allowed general unsecured claims against Old Singer received substantially all of the Common Shares of the Company. The initial share distribution was made in November 2001. The final distribution was completed February 2005. See "Information on the Company – Background and Formation of the Company".

Pursuant to the terms of the Reorganization Plan, the Company issued to the PBGC, 40 shares of Series A Convertible Preferred Stock ("Preferred Stock") with a liquidation preference of $20.0 million. The Preferred Stock accrued dividends at 4% annually on the $20.0 million preference amount, increasing to 6% annually starting in September 2004 and to 8% annually starting in September 2007. The Preferred Stock is convertible into Common Shares, at any time at $12.00 per share; if the Preferred Stock were to be fully converted, it would convert into 1,666,666 Common Shares of the Company. Effective January 9, 2003, a subsidiary of the Company entered into an agreement to purchase all of the shares of the Company's outstanding Preferred Stock from the PBGC. The purchase price of $3.8 million was made in multiple installments: 10% was paid at closing and the remaining 90% was paid prior to December 31, 2003. These shares are treated as Treasury Shares for accounting purposes and are not included as outstanding in the Financial Statements. See Note 11 ("Pension Plans") of the notes to consolidated financial statements included herein.

As a consequence of an order of the Bankruptcy Court in November 2004, certain Common Shares designated for distribution to holders of allowed general unsecured claims against Old Singer relating to a guarantee by Old Singer of certain debt of its Brazil subsidiary would be forfeited in favor of the Company if these shares were not claimed by February 28, 2005. As of that date, 187,627 Common Shares remained unclaimed and reverted to the Company; these shares are treated as Treasury Shares for accounting purposes and will not be included in the number of the Company's outstanding Common Shares in the Financial Statements.

Certain subsidiaries of the Company held allowed general unsecured claims against Old Singer under the terms of the Reorganization Plan. As a result, giving effect to the distributions of the Common Shares referred to above, the acquisition by the Company and its subsidiaries of certain claims, the liquidation of certain of Old Singer's former subsidiaries and the purchase by the Company of Common Shares in negotiated transactions, the Company and its subsidiaries, as of March 31, 2005, are the beneficial owners of approximately 2,778,121 Common Shares; these shares are treated as Treasury Shares for accounting purposes and are not included in the number of the Company's outstanding Common Shares in the Financial Statements.

The Company and its subsidiaries have remaining claims against certain other former subsidiaries of Old Singer in liquidation. When these former subsidiaries are liquidated and fractional distributions are returned to the Company, which is expected in the last three quarters of 2005, it is estimated that the Company and its subsidiaries will be the beneficial owners of approximately 662,122 additional Common Shares bringing the total number of Common Shares that are beneficially owned by the Company and its subsidiaries to 3,440,243. These additional shares will also be treated as Treasury Shares for accounting purposes and will not be included in the number of the Company's outstanding Common Shares in the Financial Statements.

The evolution of the Company's Common Shares is as follows:

Opening share amount, December 31, 2000 & 2001	8,121,828
Share claims purchased 2002	(62,751)
December 31, 2002 balance	8,059,077
Share claims purchased 2003	(188,252)
December 31, 2003 balance	7,870,825
Subsidiary shares released	(312,631)
Options exercised	319,263
Omnibus security shares released	(1,346,701)
Amedo liquidation shares released	(159,796)
Additional claims and subsidiary shares released	(11,400)
Shares and options purchased	(375,185)
December 31, 2004 balance	5,984,375
Brazil unclaimed shares forfeited	(187,627)
Additional shares and options purchased	(186,278)
Options exercised	51,500
March 31, 2005 balance	5,661,970

There are no differences in voting rights among holders of the Common Shares.

The Company does not have sufficient data at this time to accurately estimate the portion of outstanding Common Shares which are held in the United States or the current number of record holders in the United States.

To the present knowledge of the Company, it is not directly owned or controlled by any other corporation, by any government or by any other natural or legal person, severally or jointly. The Company is not presently aware of any arrangements, the operation of which at a subsequent date would result in a change of control of the Company.

Related Party Transactions

In the ordinary course of business the Company and various of the Operating Companies, including Operating Affiliates, engage in various transactions, including financing and licensing transactions and transactions involving the purchase and sale of product. See Note 5 ("Operating Affiliates") of the notes to consolidated financial statements included herein regarding investments in and transactions with Operating Affiliates.

Financial Information

Consolidated Statements and Other Financial Information
(Refer to Consolidated Statements and Notes to Consolidated Financial Statements)

Legal Proceedings

The Company and/or its various operations have been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be estimated with certainty, in management's opinion, any such liability will not have a material adverse effect on the financial position or results of operation of the Company.

Dividend and Stock Repurchase Policy

The Company has so far not declared or paid any dividends on any of its Shares. The Company's Preferred Stock provides for cumulative dividends; no dividends on the Common Shares may be paid until all past due and current cumulative dividends on the Preferred Stock have been paid. A subsidiary of the Company acquired the Preferred Stock and Singer ceased accruing Preferred Stock dividends effective September 14, 2003. See "Major Shareholder and Related Party Transactions – Major Shareholders".

In October 2004, the Company announced that its Board of Directors had authorized the repurchase by the Company of up to approximately $10.0 million in value of its Common Stock. Purchases could be made in privately negotiated transactions or in the open market from time to time at management's discretion and might also include the purchase of options previously issued by the Company to former employees of the Sewing segment. During 2004, the Company repurchased 375,185 shares in negotiated transactions at a total cost of $1.7 million. An additional 186,278 Common Shares were purchased in 2005 under agreements negotiated under the program during 2004 at a total cost of $0.8 million. The stock repurchase program was terminated on January 24, 2005. This is in addition to Common Shares acquired by the Company and its subsidiaries as a result of share distributions under the Reorganization Plan, purchases of certain claims and the liquidation of certain Old Singer former subsidiaries and as a consequence of the repayment of the Omnibus Agreement obligations.

The Company may make distributions to shareholders in the future, which could take the form of a dividend on Singer's Common Shares. The Company could also make additional purchases of its outstanding Common Shares, either in the market or through negotiated transactions. However, no such distribution or purchase has been authorized by the Company's Board of Directors and there can be no assurance that any distribution or purchase will be so authorized in the future.

Significant Changes

No significant change has occurred since the date of the annual consolidated financial statements included in this report.

Listing

Markets

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Quotations for the Company's Common Shares on the "Pink Sheets" quotation service under the symbol "SNGR" commenced in March 2002. Brokers should be able to continue to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the SEC the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that price quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Shares to deviate substantially from their theoretical inherent value.

The following table set for the high and low sales prices per share of Singer's Common Share for the periods indicated:

	High	Low
Annual highs and lows		
The fiscal year ended December 31, 2004	7.00	2.00
The fiscal year ended December 31, 2003	2.20	0.81
Quarterly highs and lows		
The fiscal year ended December 31, 2004		
1st quarter	4.05	2.20
2nd quarter	7.00	2.00
3rd quarter	4.50	3.90
4th quarter	6.30	3.45
The fiscal year ended December 31, 2003		
1st quarter	0.95	0.81
2nd quarter	2.10	0.87
3rd quarter	1.80	1.30
4th quarter	2.20	1.45
Monthly highs and lows		
2005		
March (through April 5)	-	-
February	-	-
January	6.41	6.00
2004		
December	6.30	4.80
November	5.20	4.55
October	4.60	3.45
September	4.15	3.91

The last reported sale price of the Common shares on the Pink Sheets quotation service as of April 15, 2005 was $4.95.

Additional Information

Share Capital

The following chart summarizes the Company's share capital as of March 31, 2005:

Class	Shares Authorized	Shares Issued, Outstanding and Fully-Paid	Shares Issued and Outstanding but not Fully-Paid	Par Value per Share	Change in number of Shares Outstanding
Preferred Shares					
Series A	40	* 0	0	$0.01	None
Other Preferred	999,960	0	0	$0.01	None
Common Shares	20,000,000	** 5,661,970	0	$0.01	None

* Does not include 40 Preferred Shares classified as Treasury Shares.
** Does not include 2,778,121 Common Shares classified as Treasury Shares.

The Company has a Management Stock Option Plan which provides, as amended, for the issuance of a maximum of 1,000,000 Common Shares to key employees, directors, consultants and advisors of the Company and its subsidiaries. As provided in the Reorganization Plan, options for 658,527 shares were granted (the "Initial Grants") on the effective date of the Reorganization Plan, September 14, 2000. Under the Plan, all options are to be granted at no less than 100% of fair market value at the dates of grant. Options granted are to vest at various dates as determined at the time of grant by the Company's Stock Option Committee as administrator of the Plan, and may be for a term of up to ten years from the date of grant.

As approved by the Company's Stock Option Committee and Board of Directors in 2002, optionees holding outstanding options included in the Initial Grants were offered the right to elect to surrender such options for cancellation and receive a new option grant on October 2, 2002. As of March 31, 2002, all optionees holding outstanding options included in the Initial Grants elected to surrender such options for cancellation; 625,527 options were forfeited in 2002. New option grants covering 740,527 shares of Common Stock, including new grants to optionees who had surrendered options, were made on October 2 and October 31, 2002 at an exercise price equal to $1.12 per share, representing 100% of the fair market value of the Company's Common Shares as determined, pursuant to the terms of the Plan, by the Stock Option Committee at the time of the grant. Such new options became exercisable as to one half of the number of options granted in October 2003 and as to the other half in October 2004, and are for a term of ten years from the date of grant.

No options were granted or exercised during 2003; 54,500 options were forfeited in that year.

New option grants covering 109,000 and 200,000 shares of Common Stock were made on January 22, 2004 and February 20, 2004, respectively, at an exercise price equal to $3.00 and $4.00 per share, respectively. Certain of the $3.00 options became fully exercisable one year after the date of grant and the remainder of the $3.00 options and all of the $4.00 options became immediately exercisable. The exercise price represents 100% of the fair market value of the Company's Common Shares as determined pursuant to the terms of the Plan by the Stock Option Committee at the time of the grant.

319,263 options were exercised during 2004; nil options were forfeited in that year. Common Shares available for future grant under the Plan at March 31, 2005 are 4,973.

Memorandum and Articles of Association

Registration; Objects of the Company

The Company is a corporation registered with the Curaçao Chamber of Commerce Commercial Register in Willemstad, Curaçao, the Netherlands Antilles under number 83676.

According to the current amended and restated articles of incorporation of the Company (the "Articles"), the objects of the Company read as follows:

to manufacture, buy, sell and use consumer and other products, including but not limited to sewing products, and equipment, parts and accessories therefore throughout the world and to engage in any business related thereto;

to manufacture, buy, sell and use any and all products made from wood, metal, plastic or other material or materials or combinations thereof and to engage in manufacturing generally;

(a) to enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters of credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof;
(b) to undertake, conduct, assist, promote or engage in any research and development;
(c) to organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe for any securities issued or to be issued by any such corporation or organization; and to dissolve, liquidate, wind or, organize, merge or consolidate any such corporation of organization;
(d) to invest its assets in securities, including shares and other certificates of participation and bonds, as well as other claims for interest bearing debts, however denominated, and in any and all forms, the borrowing of money and the issuance of evidences of indebtedness therefore, as well as the lending of money;
(e) to acquire considerations paid for technical assistance;
(f) to invest its assets directly or indirectly in real property, to acquire, own, hire, let, lese, rent, divide, drain, reclaim, develop, improve, cultivate, build on, sell or otherwise alienate, mortgage or otherwise encumber real property and to construct infrastructure work, like roads, pipes and similar works on real estate;
(g) to obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and formulae, trademarks and other analogous property, from royalties (including rentals) for the use of industrial, commercial of scientific equipment, and from compensation or other consideration received for technical assistance or servic es;
(h) to establish, participate in and manage limited liability and other companies or other undertakings of every kind or nature whatsoever, and to engage in industry and trade;
(i) to guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration;
(j) to borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefore;
(k) to place in trust all or any of its properties, including securities; and
(l) to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense, including the participation in and the management of any other venture or corporation.

Special Director's Powers/Qualification as Director

The Articles do not contain any provisions regarding (a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, (the laws of the Netherlands Antilles stipulate that in the event of conflict of interest between a legal entity and one of its directors, the Company is represented and bound by the other directors acting jointly and that the general meeting of shareholders is at all times, in such cases, authorized to appoint, either incidentally or for a specific period, a special representative), (b) a director's power, in absence of an independent quorum, to vote compensation to themselves or any member of the Board of Directors ("Board") of the Company (the laws of the Netherlands Antilles stipulate in this case that the compensation of the directors shall be determined by the general meeting of shareholders), (c) borrowing powers exercisable by the directors, and (d) retirement or non-retirement of directors under an age limit requirement.

Under Netherlands Antilles corporate law and the Articles, a director of the Company is not required to hold any shares in the capital of the Company in order to qualify as a director of the Company.

Shares and the Rights, Preferences and Restrictions Attached to Them

The Company's share capital is divided into Common Shares and Preferred Shares. The Preferred Shares may be issued from time to time in one or more series on such terms and conditions a may be determined by the Board. The Preferred Shares rank prior to the Common Shares with respect to dividends. The annual dividend rate on a series of Preferred Shares, which shall be based on the consideration paid on issuance of such shares and which may be a fixed rate or a rate that fluctuates on dividend adjustment dates set under a formula or procedure, is to be determined by the Board prior to issuance of such series. The Board shall also specify whether such dividends be payable annually or in instalments. Preferred Shares shall also rank prior to the Common Shares with respect to liquidation preferences. Any series of Preferred Shares may be ranked by the Board as to dividend and liquidation preferences, provided that no series issued after any other series shall rank prior to such other series as to such preferences. Any such series may be ranked pari passu with any one or more other series as the Board may so determine. The balance of dividends declared by the Board remaining after a distribution of the dividends to the holders of the Preferred Shares shall be allocated to the account of the holders of Common Shares. All dividends are subject to declaration by the Board and only out of profits and/or retained earnings available therefor. The Articles do not state any time limit after which dividend entitlement will lapse. The laws of the Netherlands Antilles determine that in such case entitlement to the unclaimed dividends is subject to a statute of limitations of three (3) years.

Under the Articles each holder of Common Shares and each holder of Preferred Shares shall be entitled to one vote for each Common Share or Preferred Share held. The members of the Board are appointed by the general meeting of shareholders (the "*Shareholders Meeting*") by a plurality of votes cast by the shareholders entitled to vote. Directors may be removed or suspended at any time by the Shareholders Meeting. See "Directors, Senior Management and Employees – Board Practices" with respect to information relating to the Classes of directors and the terms for which each Class initially serves. According to the Articles, upon liquidation of the Company the holders of shares of any series of Preferred Shares shall be entitled to receive, before any distribution is made to the holders of any other series of Preferred Shares ranking junior to such series as to liquidation preference, and before any distribution to the holders of Common Shares, the amount of the liquidation preference of such series, which liquidation preference may not exceed the sum of:

(i) the amount paid for such Preference Shares on issuance; plus
(ii) all accumulated and unpaid dividends on such Preferred Shares to the date fixed for distribution.

Prior to the issuance of any series of Preferred Shares, the Board shall specify the rights, if any, of the Company to redeem Preferred Shares of such series (in which case the directors shall specify the date or dates on or after which the Preferred Shares of such series may be called for redemption by the Company and the consideration to be paid therefore, or the manner by which such consideration shall be calculated and other terms applicable to redemption) and the rights, if any, of holders of such series of Preferred Shares, and the provisions, if any, of any sinking fund or other arrangement to be used in connection with such redemption or purchase.

Under the Articles, the Board is competent, without instruction of the Shareholders Meeting, to redeem a series of Preferred Shares with due observance of the Articles and the terms and conditions of such series as so specified by the Board prior to issuance, and to subsequently cancel them.

The redemption price per Preferred Share so redeemed shall be determined, if such redemption is mandatory, by one or more experts appointed by the courts of the Netherlands Antilles and shall be based on the sum of:

(i) the amount paid for such share on issuance, plus
(ii) all accumulated and unpaid dividends on such Preferred Share to the date fixed for redemption.

The Board is competent, without instruction of the Shareholders Meeting, to redeem Common Shares with due observance of the Articles and to subsequently cancel them.

Except as stated above with respect to setting the terms of a series of Preferred Shares with regard to sinking funds and other arrangements, the Articles do not contain provisions regarding sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of shares as a result of such shareholder holding a substantial number of shares.

Change of Shareholders' Rights

The rights of holders of shares in the capital of the Company are laid down and described in the Articles. In order to change these rights, the Articles must be amended. This is done by the passing of a notarial deed of amendment to the Articles executed before a civil law notary on Curaçao, the Netherlands Antilles. Prior to this, the Shareholders Meeting will have to adopt a resolution to this effect. Such resolution requires at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote.

Any amendment to the Articles which would increase or decrease the par value of the Preferred Shares, or which would alter or change the powers, preferences or any special rights of the Preferred Shares or of any series thereof so as to affect them adversely, requires the approval from the holders of an absolute majority of the Preferred Shares of such series, as the case may be, or such higher percentage as may be specified by the Board prior to issuance of such series.

Shareholders' Meetings

All Shareholders Meetings are to be held in Curaçao, the Netherlands Antilles.

The annual Shareholders Meeting must be held to adopt the financial statements of the Company. Such financial statements and the annual financial report must be prepared within six (6) months after the close of the preceding fiscal year and made available to the shareholders of Company. Shortly thereafter the financial statements and the annual financial report must be presented to the general meeting of shareholders for adoption of the financial statements.

Notices for Shareholders Meetings, whether annual or extraordinary, stating the time and place of the meeting, shall be given to the shareholders not less than 12 days or more than 60 days prior to the date of the meeting by mailing a written notice, postage prepaid to each shareholder at the shareholder's address thereof appearing in the Company's shareholders' register. All notices for convening a Shareholders Meeting shall state the matters to be considered at the meeting. Every shareholder has the right to attend the Shareholders Meeting in person or by granting a proxy to an attorney.

For the purpose of determining the shareholders who are entitled to attend a Shareholders Meeting, or to receive payment of a dividend, or in order to make a determination of shareholders for any other purposes, the Board may provide that the shareholders' register shall be closed for a certain period which may not exceed, in any case, 50 days. If the share transfer books shall be closed for the purpose of determining shareholders entitled to attend a Shareholders Meeting, such books shall be closed for at least 10 days immediately preceding such meeting. In lieu of closing the shareholders' register, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more and not less than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the shareholders' register is not closed and no record date is fixed for the determination of shareholders entitled to attend a general Shareholders Meeting, the date on which the notice for the meeting is being mailed, shall be the record date for such determination of shareholders.

Limitations on Holding Shares

The Articles do not contain any limitations on the rights to hold shares. Warrants and options to subscribe for shares in the capital of the Company may under the Articles also be issued to directors, officers and other persons employed by the Company or whose services are otherwise contracted by the Company.

Change of Control

The transfer of shares of the Company can be effected either by serving the deed of transfer upon the Company or by written acknowledgement of the transfer by the Company which can only take place by an annotation on the share certificate.

Any sale or other disposition of all, or substantially all, of the assets of the Company, whether for cash, property, stock or other securities of another company, or for any other consideration, shall according to the Articles be made only pursuant to a resolution duly adopted at a Shareholders Meeting by the holder or holders of at least an absolute majority of the shares of the Company at that time outstanding and entitled to vote, the notice for which meeting shall have specified the terms of such proposed sale or other disposition; provided, however, the foregoing shall not apply to any reorganisation or re-arrangement of any of its' subsidiaries in any transaction whereby there shall be no diminution of the beneficial interest of the shareholders of the Company in such assets. In the event of a conversion of the legal format of the Company or a merger of the Company, such can only take place with the approval of the general meeting of shareholders pursuant to a resolution duly adopted by the holder or holders of at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote.

There is no provision in the Company's Articles that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Disclosure of Shareholdings

The Articles do not contain provisions relating to thresholds above which shareholders are required to disclose their shareholdings. The laws of the Netherlands Antilles do, however, require disclosure by shareholders of their shareholdings at several levels of percentage holdings where it concerns listed and publicly traded corporations. A shareholder must disclose his/her/its acquisition of shares at the levels of 5, 10, 20, 33 1/3, 50, and 66 2/3% of the aggregate issued and outstanding share capital. Such disclosure must be made in writing to the Board of Directors of the Company at its registered address. No shareholder, other than Mr. Goodman, the Company's Chairman, President and Chief Executive Officer has made any disclosure in connection with this requirement. At the different levels of holdings additional disclosures must be made and/or consent to the Board of Directors must be obtained before any additional shares may be acquired. A more detailed description can be obtained from the Company at its registered address.

Change in Share Capital

The Articles do not contain conditions governing changes in the share capital of the Company where such conditions are more stringent than is required under Netherlands Antilles corporate law.

Material Contracts

The Reorganization Plan was implemented pursuant to the "First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession" which together with the Disclosure Statement with respect thereto and other agreements entered into in connection with the Reorganization Plan were filed with the United States Bankruptcy Court for the Southern District of New York. See "Documents on Display" below.

Exchange Controls and Related Matters

Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest or other payments to nonresident holders of the Company's securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company's securities, Netherlands Antilles law and the Company's Articles of Association impose no limitations on the right of nonresident or foreign parties to hold or vote such securities.

Enforceability of Foreign Judgments

The Company has been advised by its Netherlands Antilles counsel, Zeven & Associates, that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by United States courts predicated upon the civil liability provisions of the United States Federal securities laws and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the United States Federal securities laws.

The Company has also been advised by its Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will, in principle, only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Taxation

Under the laws of the Netherlands Antilles, as currently in effect, a holder of Common Shares will not be subject to Netherlands Antilles income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal, or from any other action having the effect of a disposal under the laws of the Netherlands Antilles, provided (i) the holder of Common Shares is not a resident nor deemed to be resident in the Netherlands Antilles, and (ii) the holder of Common Shares does not have an enterprise or a profession or an interest in an enterprise or a profession that is, in whole or in part, carried on in the Netherlands Antilles by or for the account of such holder of Common Shares, and to which enterprise or profession or part of an enterprise or profession, as the case may be, his or its Common Shares are attributable, and (iii) if such holder of Common Shares is an individual, he neither has nor is deemed to have a substantial interest.

An individual has a substantial interest if he, either alone or together with his spouse, has owned directly or indirectly, at least 5% of the issued share capital ("*geplaatste kapitaal*") of a company, the capital of which is wholly or partly divided into shares, or has rights to acquire, directly or indirectly, shares equal to at least 5% of the issued share capital or has the ownership of profit participating certificates ("*winstbewijzen*") that relate to 5% or more of the annual profit of a company or 5% or more of the liquidation proceeds.

The following shall also be deemed to form part of a substantial interest of an individual in a company: (a) if he has a substantial interest: his other profit participating certificates of and receivables on such company and (b) if he does not have a substantial interest: his shares in, profit participating certificates of and receivables on (and purchase options relating to such assets) a company in which his spouse or any of their relations in blood or by marriage ("*bloed- of aanverwanten*") in the direct line does have or do have a substantial interest.

A non-resident individual of the Netherlands Antilles who has a substantial interest in a Netherlands Antilles legal entity will only be taxed for his dividend income derived from his substantial interest or his profit earned from the alienation of his substantial interest if the individual has been resident of the Netherlands Antilles at some point in the past ten years prior to earning such aforementioned dividend income or capital gains.

There are no gift or inheritance taxes levied in the Netherlands Antilles when at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in the Netherlands Antilles.

No reciprocal tax treaty presently exists between the Netherlands Antilles and the United States.

Documents on Display

The Company's current intention is to furnish appropriate documentation to the Securities and Exchange Commission ("SEC") as a "foreign private issuer" pursuant to Rule 12g3-2(b) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended. It is possible to read and copy the documents so furnished to the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. It is possible to read and copy the documents referred to herein relating to the Plan of Reorganization of Old Singer at the Records Department of the United States Bankruptcy Court For the Southern District of New York, One Bowling Green, New York, New York 10004. Please call the Bankruptcy Court's general reference number, (212) 668-2870, for further information regarding the Records Department. This Report and certain other documents including recent press releases by the Company may also be accessed on the Investors' section of Singer's website www.retailholdings.com.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, including changes of foreign exchange rates and interest rates. The Company does not presently have any derivative financial instruments outstanding. The Company does not hold or issue financial instruments for trading purposes.

Foreign Exchange Risk

The Company is exposed to various foreign currency risks including, but not limited to, foreign denominated assets and liabilities, and revenues and expenses. Primary currency exposures include the currencies of Thailand and the Indian Sub-Continent countries. The Company mitigates the risk from foreign currency fluctuations by seeking to match the currency of its liabilities with the currency of its assets. At present, the Company has no material foreign exchange forward contracts outstanding.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company does not presently have any interest rate swaps or options outstanding to hedge these risks. The Company has short-term and long-term debt obligations with both variable and fixed interest rates. A hypothetical increase in average market rates of one percent per annum for all countries and currencies in which the Company borrows would result in a decrease of the Company's reported net income of approximately $0.6 million for the years ended December 31, 2004 and 2003.

Defaults, Dividend Arrearages and Delinquencies

Neither the Company nor any of its principal Operating Subsidiaries are in default with respect to any interest or principal payments under any of their material lending agreements with the exception of Singer India. The terms of the financing agreements relating to Singer India, a subsidiary of the Company, contained, among other provisions, requirements for maintaining minimum financial covenants and remaining current on all interest and principal payments. As at December 31, 2004, Singer India was in breach of certain financial covenants and in arrears on interest and principal repayments with respect to various financing agreements. See Note 10 ("Notes and Loan Payable") of the notes to consolidated financial statements herein.

Audit Committee Financial Expert

The Board of Directors has determined that at least two members of the Audit Committee of the Company's Board of Directors, Mr. William C. Langley, Chairman of the Audit Committee, and Mr. Stewart M. Kasen, Audit Committee member, are audit committee financial experts, as that term is defined in Regulations under the United States Securities Exchange Act of 1934, as amended.

Code of Business Conduct

The Company has adopted a Code of Business Conduct that applies to all of its employees including its executives and senior officers. The Company has posted the text of the Code of Business Conduct on the Company's website at www.retailholdings.com under "Disclosure Statements and Quarterly Reports".

Financial Statements

Attached below.

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SINGER N.V.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
TOGETHER WITH AUDITOR'S REPORT

SINGER N.V.

INDEX TO FINANCIAL STATEMENTS



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Singer N.V.

We have audited the accompanying consolidated balance sheets of Singer N.V., (a Netherlands Antilles company, the "Company") and subsidiaries as of December 31, 2004 and December 31, 2003, and the related consolidated statements of operation, cash flow and shareholders' equity for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Singer (Sri Lanka) Ltd. and Singer Bangladesh Ltd., all majority-owned subsidiaries as of and for the year ended December 31, 2004 which combined statements reflect total assets and total revenues of 25 percent and 39 percent of the related consolidated totals as of and for the year ended December 31, 2004. For the year ended December 31, 2003, we did not audit the financial statements of Singer (Sri Lanka) Ltd., Singer Bangladesh Ltd. and Singer India Ltd., all majority-owned subsidiaries as of and for the year ended December 31, 2003 which combined statements reflect total assets and total revenues of 17 percent and 64 percent of the related consolidated totals as of and for the year ended December 31, 2003. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Singer N.V. and subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Chartered Accountants

April 15, 2005
Toronto, Canada

SINGER N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

(in thousands of U.S. dollars, except share and per share amounts)

	Notes	2004	2003
REVENUES		$ 280,764	$ 178,411
COST OF REVENUES		181,578	118,906
Gross profit		99,186	59,505
SELLING AND ADMINISTRATIVE EXPENSES		98,777	55,320
IMPAIRMENT OF GOODWILL		1,914	-
Operating income (loss)		(1,505)	4,185
OTHER INCOME (EXPENSE):			
Interest expense		(7,934)	(8,039)
Equity in earnings from operating affiliates		75	5,800
Royalty expense		(2,608)	(771)
Other, net		8,769	(7,679)
Total other income (expense)		(1,698)	(10,689)
Loss from continuing operations before provision for income taxes and minority interest		(3,203)	(6,504)
PROVISION FOR INCOME TAXES	13.	5,505	3,736
MINORITY INTEREST SHARE IN (INCOME) LOSS		1,280	(3,213)
Loss from continuing operations		(7,428)	(13,453)
DISCONTINUED OPERATIONS			
Income from operations of Sewing business and trademark, before income taxes	19.	13,956	35,324
Provision for income taxes of Sewing business and trademark		1,148	1,528
Loss on sale of Sewing business and trademark, net of tax benefit		(36,611)	-
Loss from operations of Mexico, net of tax benefit		-	(19,638)
Income (loss) from discontinued operations		(23,803)	14,158
Net income (loss)		(31,231)	705
DIVIDENDS ON PREFERRED SHARES		-	780
Net loss available to common shares		$ (31,231)	$ (75)
Earnings (loss) per common share - basic and diluted	17.		
Loss from continuing operations		$ (0.99)	$ (1.79)
Income (loss) from discontinued operations		$ (3.17)	$ 1.78
Loss available to common shares		$ (4.16)	$ (0.01)
Basic weighted average common shares outstanding		7,506,167	7,933.576
Diluted weighted average common shares outstanding		7,906,240	9,600,243

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

SINGER N.V.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(in thousands of U.S. dollars, except share and per share amounts)

	Notes	2004	2003
ASSETS:			
Current assets-			
Cash and cash equivalents		$ 40,038	$ 27,550
Accounts receivable (net of allowances for doubtful accounts, of $28,242 and $33,795, respectively)	3.	113,441	148,371
Inventories	4.	51,898	74,278
Other current assets		13,773	16,377
Total current assets		219,150	266,576
Investment in operating affiliates	5.	6,616	7,243
Property, plant and equipment, net	6.	21,141	45,589
Goodwill and intangible assets, net		14,821	128,962
Other assets	7.	74,048	63,168
Total assets		$ 335,776	$ 511,538
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Current liabilities-			
Notes and loans payable	10.	$ 48,370	$ 78,175
Accounts payable		27,069	38,770
Accrued liabilities	8.	19,747	33,050
Current portion of long-term debt	11.	24,668	52,417
Total current liabilities		119,854	202,412
Long-term debt	11.	38,359	62,576
Other non-current liabilities	9.	31,365	53,805
Minority interest		62,317	70,362
Total liabilities		251,895	389,155
SHAREHOLDERS' EQUITY:	15.		
Preferred shares, redeemable, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, nil shares in 2004 and 2003		-	-
Common shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 5,984,375 in 2004 and 7,870,825 in 2003		60	79
Additional paid-in capital		97,132	97,420
Retained earnings (deficit)		(6,293)	24,938
Accumulated other comprehensive loss		(7,018)	(54)
Total shareholders' equity		83,881	122,383
Total liabilities and shareholders' equity		$ 335,776	$ 511,538

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

SINGER N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

(in thousands of U.S. dollars)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (31,231)	$ 705
Adjustments to reconcile net income (loss) to net cash used in operating activities-		
Depreciation and amortization	3,111	2,040
Impairment of goodwill	1,914	-
Gain from disposal of property, plant and equipment	(992)	(1,976)
Impairment on long-lived assets	1,024	-
Loss from sale of minority interest	-	13,948
Gain from sale of business	-	(77)
Loss on sale of Sewing business and trademark, net of tax benefit	36,611	-
Income from operations of Sewing business and trademark, net of tax benefit	(12,808)	(33,796)
Loss from operations of Mexico, net of tax benefit	-	19,638
Provision for doubtful accounts	11,161	1,550
Equity in losses (earnings) from operating affiliates, net of dividends received	570	(3,032)
Minority interest share in (income) loss	(1,280)	3,213
Foreign exchange loss	(151)	-
Change in assets and liabilities-		
Increase in accounts receivable	(29,573)	(10,812)
Increase in inventory	(11,864)	(8,366)
Decrease (increase) in other current assets	943	(1,455)
Increase in accounts payable and accrued expenses	2,999	5,863
Other, net	(2,591)	2,123
Total adjustments	(926)	(11,139)
Net cash used in operating activities	(32,157)	(10,434)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(3,977)	(2,843)
Proceeds from disposal of property, plant and equipment	1,636	2,586
Proceeds from sale of Sewing business and trademark	65,146	-
Proceeds from sale of minority interest	-	30,000
Proceeds from sale of business	-	300
Increase in investments in operating affiliates	(307)	-
Purchase of minority interest	(440)	(2,119)
Net cash provided by investing activities	62,058	27,924
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in notes and loans payable	1,247	10,255
Additions to long-term debt	47,458	8,271
Payments of long-term debt	(59,755)	(16,254)
Repurchase of preferred shares	-	(3,756)
Purchase of treasury stock	(2,965)	-
Proceeds from stock options exercised	389	-
Subsidiary dividend paid to minority shareholder	(2,799)	-
Net cash used in financing activities	(16,425)	(1,484)
Effect of exchange rate changes on cash	(988)	(1,999)
Net increase in cash and cash equivalents	12,488	14,007
CASH AND CASH EQUIVALENTS, at beginning of the period	27,550	13,543
CASH AND CASH EQUIVALENTS, at end of the period	$ 40,038	$ 27,550
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 8,120	$ 9,843
Income taxes paid	5,447	3,969

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

SINGER N.V.

STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003
(in thousands of U.S. dollars, except share amounts)

	Preferred Shares		Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders' Equity	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount					
BALANCE, December 31, 2002	40	19,475	8,059,077	81	80,919	25,013	(2,522)	122,966	
Net income						705		705	$ 705
Treasury stock			(188,252)	(2)	2				
Translation changes							2,468	2,468	2,468
Preferred stock – dividends		780				(780)			
Preferred stock – repurchase amount		(3,756)						(3,756)	
Preferred stock – treasury shares	(40)	(16,499)			16,499				
Total comprehensive income									$ 3,173
BALANCE, December 31, 2003	-	$ -	7,870,825	$ 79	$ 97,420	$ 24,938	$ (54)	$ 122,383	
Net loss						(31,231)		(31,231)	(31,231)
Treasury stock			(2,205,713)	(22)	(2,943)			(2,965)	
Stock options exercised			319,263	3	386			389	
Purchase of minority interest of Singer Italia					2,269			2,269	
Translation changes							(6,964)	(6,964)	(6,964)
Total comprehensive loss									$ (38,195)
BALANCE, December 31, 2004	-	$ -	5,984,375	$ 60	$ 97,132	$ (6,293)	$ (7,018)	$ 83,881	

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

(amounts in thousands of U.S. dollars, except share and per share amounts)

1. Business and Organization

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the SINGER® trademark.

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products in selected emerging markets, primarily in Asia, with consumer credit and other financial services available to qualified customers. Within the Retail segment, management is on a geographic basis.

On September 30, 2004, Singer completed the sale of the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million to KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes (the "KSIN Notes") and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment.

2. Summary of Significant Accounting Policies

Basis of Presentation and Preparation

The accompanying consolidated financial statements of Singer are presented in accordance with accounting principles generally accepted in the United States.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2004 presentation including the presentation of the results of the Sewing business and Mexico's Retail and finance business as discontinued operations as separately disclosed in Note 19.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent liabilities. Actual results may differ from these estimates. Significant estimates include the recording of assets and liabilities relating to the liquidation of certain operations and other related charges, receivable and inventory provisions, product returns, lives of intangibles assets, income tax contingencies, and benefits obligations. The Company believes the techniques and assumptions used in establishing estimates related to these reported amounts are appropriate.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased and are stated at cost, which approximates market value.

Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The Company records an allowance for doubtful accounts to reflect management's best estimate of losses inherent in its accounts receivable as of the balance sheet date. Bad debt reserves on trade and installment receivables are established based on an aging of past due accounts receivable. Where the Company is aware of a customer's inability to meet its financial obligations, it specifically reserves for the potential bad debt to reduce the receivable to the amount it reasonably believes will be collected.

Inventories

Inventories are stated at the lower of cost (generally on a first-in, first-out basis) or market, determined by net realizable value.

Investments in Subsidiaries and Affiliates

The consolidated financial statements include the accounts of all operations which are more than 50% owned and controlled. All significant intercompany balances and transactions are eliminated in consolidation. Investments in which Singer exercises significant management influence, but does not own greater than a 50% voting interest, are reported on the equity basis. Singer's share of their results of operations is included in Equity in earnings from operating affiliates in the accompanying Consolidated Statements of Operations. Singer's share of losses incurred by these investments are recorded to the extent the respective carrying value of investments are positive. A loss in value in an equity method investment, that is other than a temporary decline, would be recognized as a loss by the Company.

Property, Plant and Equipment

Land, buildings, equipment, and improvements which significantly extend the useful life of existing plant and equipment are carried at cost. Depreciation generally is recorded on the straight-line basis over the economic useful life of the related asset, which ranges from 10-40 years for buildings and 2-20 years for machinery and equipment.

Goodwill and Intangible Assets

At December 31, 2004, goodwill and intangible assets were $14,321 and $500, respectively, as compared to $46,022 and $82,940, respectively, at December 31, 2003. Goodwill related to reorganization value in excess of amounts allocable to identifiable assets and intangible assets consisted primarily of the SINGER® brand name (2003 only). During the year, as a result of the sale of the Sewing business and SINGER® trademark, the value of the SINGER® trademark of $82,344 and the reorganization value allocated to the Sewing business of $29,787 have been included in the calculation of the loss on sale of

(amounts in thousands of U.S. dollars, except share and per share amounts)

$36,611. In addition, there was a $1,914 write down of impaired goodwill relating to the Jamaican operation which reduces the goodwill attributable to Jamaica to $nil.

Impairment of Long-Lived Assets

The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. The Company has determined there was an impairment in the carrying amount of Property, Plant and Equipment in Singer India Limited ("Singer India"), and as a result, an impairment charge of $1,024 was recorded for the year ended December 31, 2004. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 144 at December 31, 2004 and 2003.

Pension Plans

The Company accounts for its defined benefit pension plans using actuarial models required by SFAS No. 87, "Employers' Accounting for Pensions". Certain foreign operations have established defined benefit pension plans which cover substantially all employees meeting minimum eligibility requirements. Pension plans are funded to the extent required by local law.

Revenues

Revenues from sales, net of estimated returns, are recognized when products are delivered to customers and services performed. Finance charges on installment sales are recognized using the interest method. The interest rates charged on installment sales are based on customary financing terms in each country in which Singer offers installment credit. Included in revenues are finance charges of $42,439 and $17,405 for the years ended December 31, 2004 and 2003, respectively. Royalty and license income paid by third parties and affiliates for the right to use the SINGER® name for certain products, services and locations, in selected markets are also included in revenue and totaled $637 and $1,322 for the years ended December 31, 2004 and 2003, respectively.

Outbound Freight Costs

The Company accounts for outbound freight costs in selling and administrative expenses. For the years ended December 31, 2004 and 2003, outbound freight expense was approximately $2,763 and $1,366, respectively.

Advertising Costs

The Company accounts for advertising costs in accordance with SOP 93-7, "Reporting on Advertising Costs," which requires advertising costs to be expensed as incurred. Advertising expense for the years ended December 31, 2004 and 2003 was approximately $11,841 and $8,370, respectively.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Foreign Currency

Exchange adjustments resulting from foreign currency transactions are generally recognized in the results of operations. Foreign exchange amounted to an approximately $216 gain and $147 loss for the years ended December 31, 2004 and 2003, respectively, and are included in Other Income (Expense) in the accompanying Consolidated Statements of Operations. Assets and liabilities of foreign operations with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates at the balance sheet date. The resulting translation adjustment is recorded as part of Accumulated other comprehensive loss, a separate component of shareholders' equity. Revenues and expenses are translated at the weighted average exchange rates in effect during the year.

For non-U.S. subsidiaries that operate in U.S. dollars, or whose operations are in highly inflationary economies, certain assets and liabilities and related income statement accounts are remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities are remeasured at year-end exchange rates, and all other income and expense items are remeasured at weighted average exchange rates prevailing during the year. Remeasurement adjustments for these entities are included in results of operations.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Comprehensive Income

Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and the net change in the accumulated foreign currency translation adjustment account.

Stock Option Plan

SFAS No. 123, "Accounting for Stock-Based Compensation", allows companies to account for stock-based compensation for employees either under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", but requires pro forma disclosure for net income in the notes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company has elected to account for its stock-based compensation for employees using the intrinsic value method in accordance with the provisions of APB No. 25.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Recent Accounting Pronouncements

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. For nonpublic companies, this Statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Nonmonetary Assets," which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges for nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

In June 2001, FASB Statement No. 143, "Accounting for Asset Retirement Obligations," was issued. Statement 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation would be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cashflows underlying the obligation. The Company was required to adopt Statement 143 on January 1, 2003. The adoption of Statement 143 had no effect on the Company's financial statements.

In December 2002, FASB Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123," was issued. This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Disclosures required by this standard are included in the notes to these consolidated financial statements.

In May 2003, FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity," was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and

(amounts in thousands of U.S. dollars, except share and per share amounts)

equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and other wise because effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The company applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of this standard had no effect on the Company's financial statements.

(amounts in thousands of U.S. dollars, except share and per share amounts)

3. Accounts Receivable

Accounts receivable are summarized as follows:

	December 31, 2004	December 31 2003
Trade receivables, net	$ 10,671	$ 59,280
Installment receivables, net	185,456	151,656
Receivables from affiliates, net	2,200	2,797
Taxes receivable, net	812	8,476
Other	4,861	5,045
	$ 204,000	$ 227,254
Less:		
Unearned carrying charges	(51,036)	(38,939)
Installment receivables due in excess of one year, included in other assets	(39,523)	(39,944)
	$ 113,441	$ 148,371

4. Inventories

Inventories are summarized as follows:

	December 31, 2004	December 31, 2003
Finished goods	$ 44,419	$ 61,884
Work in progress	1,579	2,423
Raw materials and supplies	5,900	9,971
	$ 51,898	$ 74,278

(amounts in thousands of U.S. dollars, except share and per share amounts)

5. Operating Affiliates

Summary of investments in Operating Affiliates is presented below:

	December 31, 2004		December 31, 2003	
	% Ownership	Book Value	% Ownership	Book Value
Operating Affiliates:				
First Capital Ltd., Sri Lanka	50	$ 2,183	50	$ 4,287
International Leasing and Financial Services Ltd., Bangladesh	45	2,451	45	1,593
Commercial Leasing Company Ltd., Sri Lanka	30	1,815	30	1,218
Other	20-40	167	20-40	145
		$ 6,616		$ 7,243

Summary of combined financial information for Operating Affiliates is presented below:

	December 31, 2004	December 31, 2003
Revenues	$ 20,258	$ 40,014
Operating income	7,409	18,353
Net income	(1,167)	11,051
Dividends paid	1,035	3,063
Current assets	150,246	149,828
Non-current assets	34,880	21,459
Current liabilities	86,673	107,711
Non-current liabilities	9,051	47,439

Results of Operating Affiliates owned 50% or less are recorded using the equity method and intra-company transactions are recorded as third party transactions in the accompanying financial statements.

Net trade receivables due from Operating Affiliates are included in "Accounts receivable" and amounted to $2,236 and $2,797 as of December 31, 2004 and 2003, respectively. Trade payables due to Operating Affiliates are included in "Accounts payable" and amounted to $nil and $591 as of December 31, 2004 and 2003, respectively. During the years ended December 31, 2004 and 2003, the Company recorded sales to Operating Affiliates of $nil and $71, respectively and purchases from Operating Affiliates of $286 and $3,134, respectively.

(amounts in thousands of U.S. dollars, except share and per share amounts)

6. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

	December 31, 2004	December 31, 2003
Land	$ 5,617	$ 14,911
Buildings and leasehold improvements	21,147	15,605
Machinery and equipment	20,318	34,127
	47,082	64,643
Less- Accumulated depreciation	(25,941)	(19,054)
	$ 21,141	$ 45,589

7. Other Assets

Other assets is summarized as follows:

	December 31, 2004	December 31, 2003
Installment receivables due in excess of one year	$ 39,523	$ 39,944
Receivable associated with entities being liquidated in connection with the Reorganization Plan	13,755	14,473
Other, including the KSIN Notes	20,770	8,751
	$ 74,048	$ 63,168

The KSIN Notes bear interest at 10.0% per annum and are paid semi-annually in arrears on June 30 and December 31. On each interest payment date, up to 30% of the accrued and unpaid interest may be capitalized by increasing the outstanding principal amount. One third of the original principal amount of the KSIN Notes is due on September 30, 2010 and the remaining balance of the unpaid principal amount of the KSIN Notes and any accrued and unpaid interest thereon is due on September 30, 2011.

(amounts in thousands of U.S. dollars, except share and per share amounts)

8. Accrued Liabilities

Accrued liabilities is summarized as follows:

	December 31, 2004	December 31, 2003
Salary and wages	$ 5,312	$ 6,297
Income taxes payable	4,450	8,855
Advertising and promotions	2,757	5,052
Interest	1,028	2,212
Professional fees	1,488	2,014
Taxes other than income taxes	930	1,370
Other	3,782	7,250
	$ 19,747	$ 33,050

9. Other Non-Current Liabilities

Other non-current liabilities is summarized as follows:

	December 31, 2004	December 31, 2003
Liabilities associated with entities being liquidated in connection with the Reorganization Plan	$ 17,155	$ 19,493
Legal and tax accruals	163	16,419
Pension obligations	4,940	4,544
Other	9,107	13,349
	$ 31,365	$ 53,805

(amounts in thousands of U.S. dollars, except share and per share amounts)

10. Notes and Loans Payable

Notes and loans payable due within one year consisted of:

	December 31, 2004	December 31, 2003
Sri Lanka @ 10.2% (2003 - 10.7%) weighted average interest rate	$ 15,843	$ 17,965
Thailand @ 2.6% (2003 - 1.6%) weighted average interest rate	13,300	12,884
India @ 13.9% (2003 - 14.3%) weighted average interest rate	7,416	7,942
Pakistan @ 6.2% (2003 - 5.2%) weighted average interest rate	3,415	2,568
Bangladesh @ 10.5% (2003 – 11.6%) weighted average interest rate	2,088	691
Philippines @ 13.1% (2003 – 12.5%) weighted average interest rate	1,231	1,318
U.S. @ (2003 - 4.4%) weighted average interest rate	-	21,356
Italy @ (2003 - 4.5%) weighted average interest rate	-	4,129
Brazil @ (2003 - 9.0%) weighted average interest rate	-	1,492
Other @ 8.9% (2003 - 7.9%) weighted average interest rate	5,077	7,830
	$ 48,370	$ 78,175

Other notes and loans payable are primarily related with Corporate, whose borrowings are denominated in US Dollars. Notes and loans payable are generally collateralized by receivables, inventory, and property, plant and equipment.

Covenants

As of December 31, 2004, there were no financial covenants in any corporate debt. The Company was in compliance with all corporate debt financial covenants as of December 31, 2003.

The terms of the financing agreements relating to Singer India Limited, a subsidiary of the Company, contain, among other provisions, requirements for maintaining minimum financial covenants and remaining current on all interest and principal payments. As at December 31, 2004, Singer India was in breach of certain financial covenants and in arrears on interest and principal repayments with respect to various financing agreements.

As of June 30, 2003, Singer U.S. was in breach of certain financial covenants with respect to the revolving line of credit facility. As of August 31, 2003 the lender under that facility had waived all prior breaches and agreed to amend certain financial covenants for the remainder of 2003. The modifications also included changes to the borrowing base limitations which allowed the Singer U.S. operation to borrow a greater amount under this facility during peak periods. As of November 30, 2003, Singer U.S. was again in breach of certain financial covenants with respect to the revolving line of credit facility. As of December 31, 2003 the lender under that facility had again waived all prior breaches. In connection with the completion of the KSIN transaction in September 2004, all of the Singer U.S. debt was either paid off or assumed by KSIN.

As of December 31, 2004 and 2003, the Company was in compliance with all applicable financial covenants in all other locations.

(amounts in thousands of U.S. dollars, except share and per share amounts)

11. Long-Term Debt

Long-term debt is summarized as follows:

	December 31, 2004	December 31, 2003
Bonds and Debentures:		
Sri Lanka - 10.5% due 2008	$ 4,347	$ -
- 13.0% due 2005	2,871	3,109
- 17.0% due 2004	-	4,145
Brazil - A Bonds – 10% due 2005	-	12,749
- B Bonds – due 2007	-	7,251
- Old Bonds – 12%	-	6,702
Loans:		
Thailand – Kasikron Bank	9,641	6,944
Thailand – Bank of Asia	8,782	8,208
Thailand – Siam Commercial Bank	8,776	2,524
Thailand – Bangkok Bank	7,712	-
Thailand – Asia Credit	4,284	-
Sri Lanka – National Development Bank	3,629	-
Sri Lanka – Mercantile Services Provident Society	3,349	-
Thailand – DBS Thai Danu Bank	2,570	3,788
Sri Lanka – Hatton National Bank	1,914	-
Nova Scotia Financing Agreement	-	28,750
Omnibus Agreement	-	16,673
Livingston Loan Agreement	-	4,000
Banco Unibanco		2,693
Other	5,152	7,457
	63,027	114,993
Less- current portion	(24,668)	(52,417)
	$ 38,359	$ 62,576

Sri Lanka Debentures

Effective May 2004 and October 2004, Singer (Sri Lanka) Limited ("Singer Sri Lanka"), a subsidiary of the Company, issued unsecured debentures denominated in Sri Lankan Rupees. The outstanding amount as of December 31, 2004 was $4,347. Interest is equal to the one-year treasury bills rate plus 2.0%, which totaled 10.5% per annum at December 31, 2004. Interest is paid semi-annually in arrears in May and November. The debentures mature in full on May 2008 and October 2008.

Effective October 2002, Singer Sri Lanka issued unsecured debentures denominated in Sri Lankan Rupee. The outstanding amounts as of December 31, 2004 and 2003 were $2,871 and $3,109, respectively. These debentures bear interest at the rate of 13.0% per annum, payable semi-annually in arrears in April and October. The debentures mature in October 2005.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Effective November 2001, Singer Sri Lanka, issued unsecured debentures denominated in Sri Lankan Rupees. The debenture was due October 2004 and was fully repaid at that time. The outstanding amount as of December 31, 2003 was $4,145. Interest was at 17% per annum, paid semi-annually in arrears in April and October.

Brazil Bonds

At the time of Old Singer's bankruptcy filing under Chapter 11, Singer do Brasil Industria e Comercio Ltda. ("Singer Brazil"), a subsidiary of Old Singer, had outstanding debt and accrued interest outstanding in the amount of $74,419 relating to external U.S. dollar based debt issuances. The debt comprised commercial paper issued by ABC Roma in the principal amount of $10,700, past due and accruing penalty interest at 20.0% per annum; commercial paper issued by ABC Roma in the principal amount of $10,700, due March 24, 2000, with interest at 8.0% per annum; and Euro notes in the principal amount of $50,000, due May 13, 2005 with interest at 12.0% per annum (collectively referred to as "Old Bonds"). Under the Reorganization Plan, holders of the ABC Roma commercial paper and the Euro notes were entitled to receive new "A" and "B" Bonds issued by another subsidiary of the Company.

In connection with the completion of the KSIN Transaction on September 30, 2004, all of the Brazil A, B and Old Bonds were assumed by KSIN effective at that time. As of December 31, 2003, the A Bonds' outstanding balance was $12,749. As of December 31, 2003, the B Bonds' outstanding balance was $7,251. The Old Bonds referred to in the table above represent the Euro notes that were exchanged for proportional shares of new "A" and "B" Bonds but for which no releases had been obtained as of December 31, 2003, and the Euro notes for which no exchange took effect. As of December 31, 2003, the Old Bonds' outstanding balance was $6,702.

Loans

Thailand Bank Term Loans

Effective May 2003, June 2003, August 2003 and April 2004, Singer Thailand Public Company Limited ("Singer Thailand"), now a subsidiary of the Company (see Note 20), entered into four separate Term Loan agreements with Kasikorn Bank, all denominated in Thai Baht. The outstanding amounts as of December 31, 2004 were $643, $2,571, $nil and $6,427, respectively, totaling $9,641, with maturity dates of May 2005, June 2005, August 2004 and June 2007. The outstanding amounts as of December 31, 2003 were $1,894, $2,525, $2,525 and $nil, respectively, totaling $6,944. The term loans bear interest at fixed rates ranging from 2.9% to 4.0%, respectively, to be paid monthly. Principal repayment on the June 2003 term loan is due at maturity, the other three term loans require quarterly principal repayment.

Effective April 2002, July 2003, September 2003 and April 2004, Singer Thailand, entered into four separate Term Loan agreements with Bank of Asia, all denominated in Thai Baht. The outstanding amounts as of December 31, 2004 were $nil, $2,999, $1,499 and $4,284, respectively, totaling $8,782, with maturity dates of April 2004, July 2006, September 2006 and April 2007. The outstanding amounts as of December 31, 2003 were $1,263, $4,630, $2,315 and $nil, respectively, totaling $8,208. The term loans bear interest at fixed rates ranging from 2.8% to 4.8%, to be paid quarterly. Principal repayment on the April 2002 term loan was due on maturity, the other three term loans require quarterly principal repayment.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Effective November 2003 and August 2004, Singer Thailand entered into two separate Term Loan agreements with Siam Commercial Bank, denominated in Thai Baht. The outstanding amounts as of December 31, 2004 were $1,707 and $7,069, respectively, totaling $8,776, with maturity dates of November 2006 and August 2007. The outstanding amounts as of December 31, 2003 were $2,524 and $nil, respectively, totaling $2,524. The term loans bear interest at a fixed rate of 3.0% and 3.3%, to be paid monthly while principal repayments are due quarterly.

Effective October 2004, Singer Thailand entered into a Term Loan agreement with Bangkok Bank, denominated in Thai Baht. The outstanding amount as of December 31, 2004 was $7,712, due in October 2007. The term loan bears interest at a fixed rate of 3.8%, to be paid monthly while principal repayments are due quarterly.

Effective June 2004, Singer Thailand entered into a Term Loan agreement with Asia Credit denominated in Thai Baht. The outstanding amount as of December 31, 2004 was $4,284, due in June 2007. The term loan bears interest at a fixed rate of 3.8%, to be paid quarterly along with principal repayments.

Effective December 2003, Singer Thailand entered into a Term Loan agreement with DBS Thai Danu Bank denominated in Thai Baht. The outstanding amount as of December 31, 2004 and 2003 were $2,570 and $3,788, respectively, due in December 2006. The term loan bears interest at a fixed rate of 2.3%, to be paid monthly while principal repayments are due quarterly.

Sri Lanka Bank Term Loans

Effective May and June 2004, Singer Sri Lanka, entered into four separate Term Loan agreements with National Development Bank, all denominated in Sri Lankan Rupees. The outstanding amount as of December 31, 2004 was $3,629, with maturity dates of May and June 2007. The term loans bear interest at fixed rates of 10.0% to 11.0%, respectively, to be paid monthly while principal repayments are due quarterly.

Effective April to July 2004, Singer Sri Lanka, entered into four separate Term Loan agreements with Mercantile Services Provident Society, all denominated in Sri Lankan Rupees. The outstanding amount as of December 31, 2004 was $3,349, with maturity dates of April to July 2006. The term loans bear interest at fixed rates ranging from 10.0% to 10.8%, respectively, to be paid annually. Principal repayment on the term loans is due at maturity.

Effective June and December 2004, Singer Sri Lanka, entered into two separate Term Loan agreements with Hatton National Bank, both denominated in Sri Lankan Rupees. The outstanding amount as of December 31, 2004 was $1,914, with maturity dates of June and December 2006. The term loans bear interest at fixed rates of 11.3% and 13.0%, respectively, to be paid annually. Principal repayment on the term loans is due at maturity.

Nova Scotia Financing Agreement

Effective September 14, 2000, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia which provided $55,000 in exit financing to be used to repay certain obligations of Old

(amounts in thousands of U.S. dollars, except share and per share amounts)

Singer. In connection with the completion of the KSIN Transaction in September 2004 the Company paid off the remaining outstanding balance of $26,250. Borrowings under this facility were secured by substantially all of the Company's (but not the Operating Companies) assets.

Borrowings under this facility amounted to $28,750 at December 31, 2003. Interest was based on the Bank of Nova Scotia's Base Rate in Canada (for United States Dollar loans) plus 3.0%. At December 31, 2003 the interest rate charged on the outstanding principal balance was 7.5%. Interest expense related to the Nova Scotia Financing Agreement has been included as part of Sewing business and trademark discontinued operations.

In 2003, the Company and the Bank of Nova Scotia agreed to a Third Amendment to the Nova Scotia Financing Agreement to accommodate the significant loss in Singer Mexico during the first nine months of the year and the sale and private placement of a minority equity interest in Singer Asia (see Note 19). The payments to the Bank of Nova Scotia were restructured to require an additional payment of $11,250 upon the closing of the Singer Asia Transaction, which occurred during the third quarter of 2003. An additional payment of $2,500 was due and made on December 31, 2003.

Omnibus Agreement

Effective September 2000, Sinmak Dikis Makinalari Sanayi Anonim Sirketi ("Sinmak"), a subsidiary of the Company, entered into an agreement with Qatar Islamic Bank and Al-Tawfeek Company for Investment Funds Ltd. (collectively referred to as the "Turkish Lenders") to borrow $15,365 of additional funds and reschedule certain outstanding liabilities amounting to $10,000. The weighted average effective interest rate charged on amounts due to the Turkish Lenders was 8.5%. The amounts due were secured by certain property, plant and equipment of Sinmak and by the guaranty of the Singer Sewing Machine Company Ltd., another subsidiary of the Company, which guarantee was supported by that subsidiary's security interest in 1,346,701 common shares of the Company.

In October 2004, the Company paid on behalf of Sinmak $11,000 as full and final payment for all obligations under the Omnibus Agreement. This resulted in a gain of $6,500 which is recorded in Other income. As a consequence of the repayment of the Omnibus Agreement obligations, the security interest in the 1,346,701 Common Shares of the Company was released; these shares are now classified as Treasury Shares.

In December 2003, Sinmak sold to the Turkish Lenders certain property that was partially securing this facility. The agreed upon price of $11,000 was used to satisfy repayments in arrears and future quarterly repayments through to December 2004. Sinmak realized a loss of $5,593 on the sale of the property.

Livingston Loan Agreement

Effective March 2003, Singer U.S. entered into a loan agreement with Livingston Company for a $4,000 subordinated term loan that would mature in three years, bearing interest at 18.0% per annum. Two thirds of the annual interest (12.0% per annum) is payable monthly in arrears, while one third of the interest (6.0% per annum) is accrued annually and is payable at the maturity of the term loan. Additionally, the term loan requires a 4.0% royalty payment to be made on sales above $60,000 in the year with the highest sales during the term of the loan; the royalty payment is payable at the maturity of the term loan.

(amounts in thousands of U.S. dollars, except share and per share amounts)

In connection with the completion of the KSIN Transaction in September 2004, all of the Singer U.S. debt was either paid off or assumed by KSIN at that time.

Banco Unibanco

In December 2000, Singer Brazil entered into a Term Loan agreement with Banco Unibanco denominated in Brazilian Reals, in the amount of $10,154. In connection with the completion of the KSIN Transaction on September 30, 2004, this loan facility was assumed by KSIN at that time. The interest rate charged on the outstanding balance was the TR rate (TR is a reference interest rate established by the Brazil government) plus 9.6% per annum, which was approximately 12.0% on December 31, 2003.

Other

Other finance agreements are outstanding with various lenders in the aggregate amount of $5,152 and $7,457 at December 31, 2004 and 2003, respectively. The weighted average interest rates on these loans are 10.0% and 9.0% at December 31, 2004 and 2003, respectively.

Annual Maturities

The annual maturities of long-term debt are as follows:

Fiscal Years Ended	Amount
2005	$ 24,668
2006	24,484
2007	9,210
2008	4,665
	$ 63,027

(amounts in thousands of U.S. dollars, except share and per share amounts)

12. Pension Plans

Certain of Singer's foreign Operating Companies maintain defined benefit pension plans, which cover substantially all employees meeting minimum eligibility requirements. Benefits are based primarily on years of service. Assets of the plans consist 96% of debt securities which are principally of fixed income securities, government bonds and interest bearing bank deposits and 4% equity securities.

Pension information under SFAS No. 132 is as follows:

	December 31, 2004	December 31, 2003
Change in benefit obligations:		
Projected benefit obligations at beginning of period	$ 7,004	$ 3,509
Service costs	728	452
Interest costs	450	254
Participants' contribution	-	182
Acquisitions/divestitures	(83)	3,023
Exchange rate changes	(20)	(90)
Benefits paid	(524)	(378)
Actuarial losses	92	52
Projected benefit obligation at end of period	7,647	7,004
Change in plan assets:		
Fair value of plan assets at beginning of period	2,641	2,588
Actual returns on plan assets	606	321
Employer contributions	498	235
Participants' contribution	60	59
Administrative expense	(68)	-
Benefits paid	(524)	(378)
Foreign currency exchange rate change	(52)	(184)
Fair value of plan assets at end of period	3,161	2,641
Reconciliation of funded status:		
Funded status	(4,486)	(4,363)
Unrecognized actuarial gain	(454)	(181)
Net amount accrued at end of period	$ (4,940)	$ (4,544)

(amounts in thousands of U.S. dollars, except share and per share amounts)

Included above are projected benefit obligations and accumulated benefit obligations for unfunded defined benefit plans of $5,666 and $3,918 as of December 31, 2004 and $5,197 and $3,744 as of December 31, 2003. In 2004, plan assets exceeded accumulated benefit obligations in the funded pension plans.

	December 31, 2004	December 31, 2003
Weighted average assumptions:		
Discount rate	7.01%	6.97%
Expected long-term rate of return on plan assets	8.39%	8.48%
Rate of compensation increase	5.67%	5.63%
Components of net periodic benefit costs:		
Service costs	$ 728	$ 452
Interest costs	450	254
Expected return on plan assets	(212)	(180)
Amortization of prior service costs	1	1
Recognized actuarial loss	4	67
Net periodic benefit costs	$ 971	$ 594

The net amounts of pension benefit obligation recognized of $4,940 and $4,544 are included in Other non-current liabilities in the balance sheet as of December 31, 2004 and 2003, respectively.

Contributions expected to be paid by the subsidiaries of the Company to their pension plans in the following year ending December 31, 2005 are $1,118.

Pension benefits expected to be paid over the next ten years are summarized as follows:

Fiscal Years Ended	Amount
2005	$ 1,194
2006	634
2007	682
2008	654
2009	591
2010 to 2014	3,559
	$ 7,314

(amounts in thousands of U.S. dollars, except share and per share amounts)

13. Income Taxes

Provision for Income Taxes

Singer's provision for income taxes consists of the following:

	December 31, 2004	December 31, 2003
Current income tax	$ 5,968	$ 3,669
Deferred income taxes (benefits):		
Installment sales	(35)	(118)
Allowance for bad debts	(962)	353
Inventory reserves	(150)	(102)
Depreciation	44	(51)
Other	640	(15)
	(463)	67
Provision for income taxes	$ 5,505	$ 3,736

Reconciliation of Income Tax Provision

The reconciliation between the amount computed by multiplying income before provision for income taxes and minority interest by the Netherlands Antilles statutory tax rate and the reported provision for income taxes is as follows:

	December 31, 2004	December 31, 2003
Computed at Netherlands Antilles statutory income tax rate of 35%	$ (1,062)	$ (4,307)
Statutory rate reduction	971	3,938
Lower effective tax rates on losses	2,145	5,734
Lower effective tax rates on earnings	(2,834)	(3,781)
Tax losses for which no tax benefit has been recorded	4,759	686
Increase in valuation allowances	1,083	-
Utilization of operating loss carry forwards	-	(104)
Foreign withholding taxes on royalties and dividends	388	647
Other items	55	923
Provision for income taxes	$ 5,505	$ 3,736

(amounts in thousands of U.S. dollars, except share and per share amounts)

Deferred Tax Liabilities and Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax asset is included in other assets, the net deferred tax liability is included in income taxes payable. Significant components of Singer's deferred tax liabilities and assets are as follows:

	December 31, 2004	December 31, 2003
Deferred tax liabilities:		
Finance charges on installment sales	$ 243	$ 282
Tax versus book basis of fixed assets	311	461
Total deferred tax liabilities	554	743
Deferred tax assets:		
Pension obligations (Note 12)	1,907	2,465
Bad debt reserves	7,170	9,547
Inventory reserves	1,208	3,036
Accrued liabilities	-	3,969
Net operating loss carry forwards	6,879	45,248
Other, net	910	4,448
Total deferred tax assets	18,074	68,713
Valuation allowance for deferred tax assets	(9,582)	(60,348)
Deferred tax assets net of allowances	8,492	8,365
Net deferred tax asset	$ 7,938	$ 7,622

Net deferred tax asset by taxable jurisdiction is composed of the following:

	December 31, 2004	December 31, 2003
Deferred tax liabilities:		
Other	$ (40)	$ (36)
	(40)	(36)
Deferred tax assets:		
India	-	721
Philippines	-	680
Thailand	7,642	6,044
Other	336	213
	7,978	7,658
Net deferred tax asset	$ 7,938	$ 7,622

At December 31, 2004 and 2003, the Company had loss carry forwards available in various countries of approximately $20,000 and $131,000 respectively, for income tax purposes. Income tax loss carry forwards expires in various amounts through the year 2012.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Singer has not provided for withholding taxes or Netherlands Antilles deferred taxes on accumulated undistributed earnings of subsidiaries, amounting to approximately $81,000 at December 31, 2004 as such earnings are considered indefinitely reinvested. If such earnings were to be repatriated, the foreign withholdings taxes, at current rates, would amount to approximately $17,000. The amount of unrecognized deferred Netherlands Antilles taxes on those unremitted earnings is not material.

14. Commitments and Contingencies

The terms of the KSIN transaction provide for an adjustment to the purchase price equal to the difference between the actual and the estimated closing working capital and debt, as of September 30, 2004, of the Sewing business and trademark that was sold. In December 2004, the Company received notice from the Purchaser that an amount was due to them based on their calculation of the working capital and debt adjustments under the applicable provisions of the agreement. In February 2005, the Company submitted a Dispute notice under the agreement refuting the claim of the Purchaser and indicating that an amount is due to the Company based on the Company's calculation of the working capital and debt adjustments under the provisions of the agreement. The Company believes that any payments in connection with this matter will not have a material adverse impact on the Company's financial position or liquidity. The provisions of the agreement require that if the parties are unable to resolve the matter, the Dispute is to be submitted to arbitration; a resolution is expected in the second quarter of 2005.

The Company has provided an indemnification to the purchaser in the KSIN Transaction in connection with various tax and other representation and warranties relating to the Sewing business and trademark. Any successful claims by the Purchaser in connection with these representations and warranties, in excess of a threshold amount, will be subtracted from the principal amount of the KSIN Notes. The Company has provided a valuation reserve for the KSIN Notes reflecting management's current best estimate of the potential amount of any successful claims. The Company believes that the amount payable in connection with successful claims, if any, will not exceed the amount of the valuation reserve, and to the extent that it may do so, it will not have a material adverse impact on the Company's financial position or liquidity.

Singer India, a subsidiary of the Company, has incurred substantial and growing losses over the last several years. Survival of Singer India would require a successful restructuring of the operation, which, in turn, would require the support and assistance of Singer India's banks and other stakeholders. Given that such support has so far not been forthcoming, Singer India will be forced to seek legal protection against creditors. Singer N.V. has not guaranteed any debt or other obligations of Singer India and has no legal obligation to provide any financing support or assistance in any circumstances although it may elect to do so in the context of a restructuring.

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material adverse impact on the Company's financial position or liquidity.

The Company has approximately 1,200 employees covered by labor contracts at various production facilities. All of these contracts are renewable annually.

(amounts in thousands of U.S. dollars, except share and per share amounts)

The Company and/or its various operations have been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be estimated with certainty, in management's opinion, any such liability will not have a material adverse effect on the financial position or liquidity of the Company.

The Company conducts a large part of its operations in leased premises and leases certain equipment under lease agreements classified as operating leases. Leases which expire are generally renewed or replaced by similar leases. The future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, are as follows:

Fiscal Years Ended	Amount
2005	$ 415
2006	343
2007	295
2008	77
2009	4
Total future minimum lease payments	$ 1,134

Contingent rentals under operating leases, such as those based on sales are insignificant. Net rental expense for all operating leases was $439 and $500 for the years ended December 31, 2004 and 2003, respectively.

15. Shareholders' Equity and Other Stock-Related Information

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) common shares with a par value of $0.01 per share and (b) one million (1,000,000) preferred shares with a par value of $0.01.

Preferred shares can be issued in one or more series, of which one series has been issued. The initial series designated Series A Convertible Preferred Stock ("Preferred A"), consists of 40 shares, with a liquidation preference of $500,000 per share.

In January 2003, a subsidiary of the Company entered into an agreement with the Pension Benefit Guaranty Corporation to purchase all 40 issued and outstanding Preferred A shares for $3,756. The terms of the purchase agreement required the Company to pay 10% upon execution of the agreement with the balance being settled through a promissory note bearing interest at 12.5% per annum. As of December 2003 the promissory note was paid in full and the Preferred A Shares have been classified as Preferred Treasury Shares.

During fiscal 2004 and 2003, the Company purchased allowed general unsecured claims against Old Singer which entitled the holder to 11,400 and 188,252 common shares of the Company, respectively. During 2004 a subsidiary of Old Singer, in liquidation, made a final distribution, including a distribution to the Company, of 159,796 common shares. These shares have been classified as Treasury Shares, reducing the number of issued and outstanding common shares by those amounts.

(amounts in thousands of U.S. dollars, except share and per share amounts)

In June 2004, the Company entered into a settlement agreement with the Singer Creditor Trust that resulted in 312,631 common shares of the Company formerly held by subsidiaries, to be classified as Treasury Shares. Pursuant to the terms of the KSIN transaction, those shares that were held by subsidiaries of the Company to be acquired by KSIN were acquired by the Company.

As a consequence of the repayment of the Omnibus Agreement obligations (see Note 11), a security interest in 1,346,701 common shares of the Company held by a subsidiary was released; these shares are now classified as Treasury Shares.

During 2004, the Company undertook a common stock repurchase plan. Under the plan, the Company repurchased 375,185 shares for a total cost of $1,714. An additional 186,278 common shares were purchased in 2005 under agreements negotiated under the program during 2004. The stock repurchase program was terminated on January 24, 2005.

During 2004, the Company purchased for one dollar the remaining 49% of the Common Shares and 100% of the Preferred Shares of Singer Italia SpA ("Singer Italy") that were previously owned by the minority shareholders. The Company reflected the resulting gain of $2,269 as an increase to Additional paid-in-capital.

(amounts in thousands of U.S. dollars, except share and per share amounts)

16. Stock Option Plan

The Company's 2000 Management Stock Plan, as amended, provides for the issuance of a maximum of 1,000,000 common shares to key employees of the Company and its subsidiaries. All options are granted at no less than fair market value at the dates of grant. Options granted may vest immediately or over a two-year period and expire at up to ten years from the date of grant.

As approved by the Company's Board of Directors in 2002, optionees holding outstanding options included in the Initial Grants were offered the right to elect to surrender such options for cancellation and receive a new option grant on October 2, 2002. As of March 31, 2002, all optionees holding outstanding options included in the Initial Grants elected to surrender such options for cancellation. New option grants covering 740,527 shares of Common Stock, including new grants to optionees who had surrendered options, were made on October 2 and October 31, 2002, at an exercise price equal to $1.12 per share, representing 100% of the fair market value of the Company's Common Shares as determined, pursuant to the terms of the Plan, by the Stock Option Committee at the time of the grant. Such new options were exercisable as to one half of the number of options granted on the first anniversary of the date of grant and as to the other half on the second anniversary of the date of grant.

New option grants of 109,000 and 200,000 shares were made on January 23, 2004 and February 20, 2004, respectively at an exercise price of $3.00 and $4.00 per share, respectively.

A summary of changes in the stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, December 31, 2002	740,527	$ 1.12
Forfeited	(54,500)	1.12
Outstanding, December 31, 2003	686,027	$ 1.12
Granted	309,000	3.65
Exercised	(319,263)	1.22
Outstanding, December 31, 2004	675,764	$ 2.23

A summary of stock options outstanding and exercisable at December 31, 2004 is as follows:

Options Outstanding			Options Exercisable	
Shares Under Options	Remaining Life (in years)	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
675,764	8.34	$ 2.23	633,264	$ 2.18

(amounts in thousands of U.S. dollars, except share and per share amounts)

The Company has elected to account for employee stock-based compensation under APB No. 25 "Accounting for Stock Issues to Employees". Had the Company recorded compensation expense in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation" the impact would have been as follows:

	December 31, 2004	December 31, 2003
Loss from continuing operations	$ (8,194)	$ (13,453)
Net income (loss)	$ (31,997)	$ 705
Net loss available to common shares	$ (31,997)	$ (75)
Earnings (loss) per common share - basic and diluted		
Loss from continuing operations	$ (1.09)	$ (1.79)
Loss available to common shares	$ (4.26)	$ (0.01)

(amounts in thousands of U.S. dollars, except share and per share amounts)

17. Earnings Per Share of Common Stock

	December 31, 2004	December 31, 2003
Weighted-average number of shares on which earnings per share calculations are based:		
Basic	7,506,167	7,933,576
Add - incremental shares associated with stock options	400,073	-
Add - incremental shares associated with preferred shares	-	1,666,667
Diluted	7,906,240	9,600,243
Loss from continuing operations	$ (7,428)	$ (13,453)
Preferred share dividends	-	780
Loss from continuing operations available to common shares	$ (7,428)	$ (14,233)
Discontinued operations:		
Income from operations of Sewing business and trademark	12,808	33,796
Loss on sale of Sewing business and trademark, net of tax benefit	(36,611)	-
Loss from operations of Mexico, net of tax benefit	-	(19,638)
Discontinued operations, net of tax	(23,803)	(14,158)
Loss on which basic earnings per share is calculated	$ (31,231)	$ (75)
Loss from continuing operations	$ (7,428)	$ (13,453)
Discontinued operations, net of tax	(23,803)	(14,158)
Income (loss) on which diluted earnings per share is calculated	$ (31,231)	$ 705
Earnings (loss) per common share – basic and diluted		
Loss from continuing operations	$ (0.99)	$ (1.79)
Discontinued operations:		
Income from operations of Sewing business and trademark	1.71	4.26
Loss on sale of Sewing business and trademark, net of tax benefit	(4.88)	-
Loss from operations of Mexico, net of tax benefit	-	(2.48)
Discontinued operations, net of tax	(3.17)	(1.78)
Loss available to common shares	$ (4.16)	$ (0.01)

(amounts in thousands of U.S. dollars, except share and per share amounts)

18. Financial Instruments

The Company used various assumptions and methods in estimating fair value disclosures for financial instruments. The carrying amounts of cash and cash equivalents, account receivable, notes payable, account payable and accrued liabilities approximated their fair value due to the short maturity of these instruments.

The carrying amounts of noncurrent receivables included in other assets approximates their fair value as they are based on discounted anticipated future cash flows.

The carrying amounts of long-term debt approximates their fair value as they are either based on variable interest rates or discounted anticipated future cash flows.

19. Discontinued Operations

On September 30, 2004 Singer completed the KSIN Transaction. Accordingly, the results of operations for the Sewing business and SINGER® trademark are reported separately as discontinued operations and are summarized as follows:

	January 1, 2004 to September 30, 2004	January 1, 2003 to December 31, 2003
Revenues	$ 154,346	$ 204,382
Operating income	$ 18,294	$ 29,212
Income from operations of Sewing business and trademark, net of tax provision	$ 12,808	$ 33,796
Loss on sale of Sewing business and trademark, net of tax benefit	$ (36,611)	$ -

	December 31, 2003
Assets:	
Current	$ 95,841
Other	141,355
Total assets	237,196
Liabilities and Shareholders' Equity:	
Current	99,231
Other liabilities	55,933
Total liabilities	155,164
Shareholders' Equity	82,032
Total liabilities and shareholders' equity	$ 237,196

(amounts in thousands of U.S. dollars, except share and per share amounts)

The KSIN Transaction contains various provisions that may impact the purchase price and the ultimate amount of loss on disposal of the Sewing business and trademark (see Note 14).

As a result of the sale of the Sewing business and trademark, the Company eliminated certain corporate administrative positions. The Company recorded $641 of termination benefits during fiscal year 2004 related to this reorganization.

On September 30, 2003 the Company for proceeds of one dollar sold the shares of the parent company of Singer Mexico, resulting in a $16,100 reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer Mexico.

As a consequence of this sale, Singer no longer owned or controlled Singer Mexico and the results of operations of Singer Mexico's Retail and finance division were reported separately as discontinued operations and are summarized as follows:

	January 1, 2003 to September 30, 2003
Revenues	$ 26,326
Operating loss	$ (30,936)
Loss from operations of Mexico, net of tax benefit	$ (19,638)

On July 15, 2003 the Company sold for proceeds of $1,600 the shares of the parent company of Singer Guyana Inc. ("Singer Guyana"), resulting in a net gain of $100. The results of Singer Guyana are included as part of the Sewing business and trademark discontinued operations in the consolidated statements of operations.

(amounts in thousands of U.S. dollars, except share and per share amounts)

20. Sale and Private Placement of Minority Equity Interest in Singer Asia

In July 2003, Singer concluded the placement with a private investment fund (the "Fund") of a minority equity interest in the Company's Asian Retail operations. The investment has been made in Singer Asia Limited ("Singer Asia"), a newly formed subsidiary of the Company, which holds the Company's interests in the Singer Retail Operating Companies in Asia (Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam), and licensing rights for the SINGER® trademark in various Asian countries. The Fund acquired a 43.2% equity stake in Singer Asia, paying $30,000 in cash. Of the proceeds, $14,750 was contributed as equity to Singer Asia, with the remaining $15,250 paid to Singer and applied primarily to reduce the Company's outstanding bank debt (see Note 10).

Singer retains a 56.8% equity interest in Singer Asia and will continue to consolidate the results of these operations, including the results for Singer Thailand which had been accounted for under the equity method until October 2003 when Singer Asia acquired additional shares of Singer Thailand to bring its holdings in that company to 52.1% (see Note 21). The Company recorded a loss of $13,900 as a result of the sale of 43.2% of Singer Asia, which is recorded in Other expense. $10,892 of the loss was due to the reduction of 43.2% of the Retail Asia goodwill. This private placement has resulted in a significant increase in minority interest expense and liability as at December 31, 2003. Under the investment agreement with the Fund, the Company was committed to funding the purchase of sufficient additional shares of Singer Thailand to bring Singer Asia's holdings to 53%; this commitment amounted to $350 at December 31, 2003; the commitment was fully satisfied as of December 31, 2004.

21. Purchase of Additional Interest in Singer Thailand

In October 2003 the Company, on behalf of Singer Asia, acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its equity holdings in that company to 52.1%. This has resulted in Singer Thailand's operations being consolidated in the results of operation for Singer N.V. effective that date. Previously, Singer Thailand was being reported as an affiliate and its' results accounted for under the equity method. The purchase price was $2,119 for the additional 4.1% of the outstanding shares. The costs to acquire Singer Thailand have been allocated to the assets acquired and liabilities assumed according to estimated fair values, which did not result in any goodwill. The consolidation of Singer Thailand has resulted in a significant increase in minority interest liability and significantly higher revenues and operating income; however, net income has not been materially impacted.

During the first nine months of 2004 the Company, on behalf of Singer Asia, purchased an additional 0.9% of the outstanding shares of Singer Thailand to bring its holdings in that Company to 53.0%.

(amounts in thousands of U.S. dollars, except share and per share amounts)

22. Segment Related Information

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products in selected emerging markets, with consumer credit and other financial services available to qualified customers.

The operations and the performance of these subsidiaries by geographic area and corporate expenses is as follows:

Segment Data	December 31, 2004	December 31, 2003
Revenues:		
Retail-		
Asia	$ 260,655	$ 249,452
Jamaica	20,109	18,984
	280,764	268,436
Less- Operating Affiliate, Thailand	-	(90,025)
Total revenues	$ 280,764	$ 178,411
Operating income:		
Retail-		
Asia	$ 6,750	$ 18,384
Jamaica	1,528	1,269
	8,278	19,653
Corporate and eliminations	(9,783)	(8,270)
	(1,505)	11,383
Less- Operating Affiliate, Thailand	-	(7,198)
Total operating income	$ (1,505)	$ 4,185
Interest expense:		
Retail-		
Asia	$ 6,664	$ 6,381
Jamaica	36	257
	6,700	6,638
Corporate and eliminations	1,234	2,026
Less- Operating Affiliate, Thailand	-	(625)
Total interest expense	$ 7,934	$ 8,039

(amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2004	December 31, 2003
Total assets:		
Retail-		
Asia	$ 266,841	$ 247,954
Jamaica	12,509	12,498
	285,442	260,452
Discontinued operations, Sewing business and trademark	-	236,950
Corporate and eliminations	56,426	14,136
Total assets	$ 335,776	$ 511,538

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the periods presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asian regions.

Corporate and elimination assets consist mainly of intangible assets which have not been allocated to any particular segment or geographic area.

23. <u>Quarterly Results of Operations</u> (unaudited)

During the fourth quarter, the Company made an adjustment to the loss on sale of the Sewing business and trademark that impacted the results of the second quarter, the six months and nine months for the year ended December 31, 2004 as follows:

During the second quarter ended June 30, 2004, the Company recorded an Impairment on assets held for sale of the Sewing business and trademark, net of tax benefit of $34,500. During the fourth quarter, the Company determined there was additional goodwill of $1,423 that should have been allocated to the Sewing business that was not previously included which would have resulted in an increase to the impairment charge to $35,923.

(amounts in thousands of U.S. dollars, except share and per share amounts)

The following table presents selected quarterly financial data for the second and third quarters in the year ended December 31, 2004:

	For the Nine Months Ended September 30, 2004		
	As Previously Reported	Adjustment for Increased Goodwill Allocated to the Sewing Segment	As Restated
Loss on sale of Sewing business and trademark, net of tax benefit	$ (34,995)	$ (1,423)	$ (36,418)
Loss on discontinued operations	(21,273)	(1,423)	(22,696)
Net loss	(29,040)	(1,423)	(30,463)
Basic and diluted loss per common share from discontinued operations	$ (2.71)	$ (0.18)	$ (2.89)
Basic and diluted loss per common share available to common shareholders	$ (3.70)	$ (0.18)	$ (3.88)
	For the Six Months Ended June 30, 2004		
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	$ (34,500)	$ (1,423)	$ (35,923)
Loss on discontinued operations	(24,045)	(1,423)	(25,468)
Net loss	(27,262)	(1,423)	(28,685)
Basic and diluted loss per common share from discontinued operations	$ (3.05)	$ (0.18)	$ (3.23)
Basic and diluted loss per common share available to common shareholders	$ (3.46)	$ (0.18)	$ (3.64)
	For the Three Months Ended June 30, 2004		
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	$ (34,500)	$ (1,423)	$ (35,923)
Loss on discontinued operations	(28,399)	(1,423)	(29,822)
Net loss	(30,623)	(1,423)	(32,046)
Basic and diluted loss per common share from discontinued operations	$ (3.58)	$ (0.18)	$ (3.76)
Basic and diluted loss per common share available to common shareholders	$ (3.86)	$ (0.18)	$ (4.04)

(amounts in thousands of U.S. dollars, except share and per share amounts)

	September 30, 2004		
	As Previously Reported	Adjustment for Increased Goodwill allocated to the Sewing Segment	As Restated
Intangible assets, net	$ 18,162	$ (1,423)	$ 16,739
Total assets	334,104	(1,423)	332,681
Deficit	(4,102)	(1,423)	(5,525)
Total shareholders' equity	86,712	(1,423)	85,289
Total liabilities and shareholders' equity	$ 334,104	$ (1,423)	$ 332,681
	June 30, 2004		
Intangible assets, net	$ 17,400	$ (1,423)	$ 15,977
Total assets	482,804	(1,423)	481,381
Deficit	(2,324)	(1,423)	(3,747)
Total shareholders' equity	96,486	(1,423)	95,063
Total liabilities and shareholders' equity	$ 482,804	$ (1,423)	$ 481,381

SINGER

April 22, 2005

TO SINGER N.V. SHAREHOLDERS

Dear Fellow Shareholders:

Enclosed for your information, is a copy of the Company's Press Release, issued today, summarizing Singer N.V.'s financial results for the year ended December 31, 2004 and announcing a share repurchase program.

The Singer N.V. 2004 Annual Report, including the Consolidated Financial Statements for the years ended December 31, 2004 and 2003, together with the Auditor's Report thereon, is now available to shareholders. As an expense saving measure, we have elected not to reproduce and mail the Annual Report to every shareholder. Any shareholder can receive at no cost a copy of the Annual Report by request to Barbara Wybraniec: by mail at NV Adminservice Corporation, 333 Westchester Avenue, White Plains, NY 10604; by e-mail at wybraniec@retailholdings.com; or by telephone at (914) 220-5143. The Annual Report, as well as additional financial and other information about the Company, may also be found at the Investor Section of Singer's website, www.retailholdings.com.

I thank you for your continued support.

Sincerely,



Stephen H. Goodman
Chairman, President &
Chief Executive Officer

FOR IMMEDIATE RELEASE
April 22, 2005

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES RESULTS FOR THE YEAR ENDED DECEMBER 31, 2004 AND FOR THE FOURTH QUARTER OF 2004 BOARD AUTHORIZES SHARE REPURCHASES

April 22, 2005, Curacao, Netherlands Antilles

Singer N.V. (Symbol: SNGR)

Singer N.V. ("Singer" or "the Company") announced today its results for the year ended December 31, 2004 and for the fourth quarter of 2004. The Company also announced that its Board of Directors has authorized the repurchase by the Company of up to $10.0 million of its Common Shares.

2004 Year Results

During the years ended December 31, 2004 and 2003, the Company entered into several significant transactions intended to strengthen the Company, improve liquidity and enhance shareholder value.

These transactions were:

- During the last three months of 2004 the Company purchased 375,185 of the Company's Common Shares in negotiated transactions. This is in addition to Common Shares acquired by the Company and its subsidiaries as a result of share distributions under the Company's 2000 Reorganization Plan, purchases of certain claims under that Plan, the repayment of certain indebtedness secured by Common Shares (the "Omnibus Agreement Debt"), and the liquidation of certain subsidiaries, offset, in part, by options exercised. The net effect was to reduce the number of Common Shares outstanding from 8,059,077 as of December 31, 2002 to 7,870,825 as of December 31, 2003 and to 5,984,375 as of December 31, 2004.

- In October 2004, the Company, on behalf of its Turkish subsidiary, paid an additional $11.0 million as full and final payment for all obligations under the Omnibus Agreement Debt. This resulted in a gain of $6.5 million and a release of a security interest over 1,346,701 Common Shares of the Company which are now classified as Treasury Shares.

- In September 2004, Singer completed the sale to KSIN Holdings, Ltd. ("KSIN") of the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million. The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment.

- In December 2003, Singer Turkey sold its factory, land and building for $11.0 million, with the proceeds going to reduce the outstanding Omnibus Agreement Debt.

- In October 2003, the Company, on behalf of Singer Asia, acquired an additional 4.1% of the outstanding shares of Singer Thailand to bring its holdings in that company to 52.1%. This resulted in Singer Thailand being consolidated in Singer N.V.'s operations, effective as of that date. During the first nine months of 2004 the Company, on behalf of Singer Asia, purchased an additional 0.9% of the outstanding shares of Singer Thailand to bring its holdings in that company to 53.0%.

- In September 2003, the Company sold its equity interest in the parent company of Singer Mexico and as a result exited the loss-making Retail and finance business in Mexico.

- In July 2003, the Company sold Singer Guyana for a consideration of $1.6 million.

- In July 2003, the Company concluded the placement with a private investment fund of a 43.2% minority equity interest in the Company's Asia Retail operations for $30.0 million.

- In January 2003, a subsidiary of the Company entered into an agreement with the PBGC to purchase all 40 Preferred A Shares of the Company with a $20.0 million liquidation preference, for $3.8 million. This transaction was completed in December 2003.

The Company's personnel and operations were not significantly impacted by the tsunami that swept through much of South East Asia the day after Christmas 2004. No employees were killed or seriously injured; only six shops, located in the Southern area of Sri Lanka, suffered any damage.

Some of our customers, however, were killed or seriously injured and a larger number of our customers and potential customers lost their homes and livelihood. An additional provision of $0.1 million was taken in Sri Lanka, and $0.1 million in Thailand at the end of 2004 to reflect the likely impact of these losses on the Company's installment accounts receivable; no similar provision was thought to be required elsewhere. Singer personnel throughout the region have contributed and are continuing to contribute significantly in the extraordinary recovery and rebuilding effort.

Results of Operations

For the twelve months ended December 31, 2004, the Company reported consolidated revenues of $280.8 million as compared to $178.4 million for the twelve months of 2003, an increase of $102.4 million or 57.4%. $85.8 million of this increase was due to the inclusion of Thailand's results in the Company's consolidated results for the full year 2004 as compared to the inclusion of Thailand's results for only approximately two months in 2003. The increase also reflects strong retail sales performances in Sri Lanka and Pakistan, partially offset by weaker sales in India and the Philippines.

The Company's consolidated revenues for 2004 include $42.4 million of finance charges on consumer credit sales compared to $17.4 for 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the 2004 full year along with increased finance charges in Sri Lanka due to their strong retail sales and promotion of credit.

Gross profit for the twelve months ended December 31, 2004 was $99.2 million, representing a gross profit of 35.3%, as compared to $59.5 million and a gross profit of 33.4% for the twelve months ended December 31, 2003. The improvement in gross profit is primarily due to the inclusion of Thailand's gross profit for the full year 2004 as Thailand's gross profit is higher than the average of the gross profits for the other Retail operating units. Also contributing were higher gross profits in Pakistan and Sri Lanka; partially offsetting this improvement were lower gross profits, as compared to the prior period, in Bangladesh, the Philippines, and a significant decline in gross profit in India due to the write-off of obsolete inventory and an adverse sales mix.

Selling and administrative expenses for the twelve months ended December 31, 2004 were $98.8 million, representing 35.2% of revenues, as compared to $55.3 million and 31.0% of revenues for the twelve months ended December 31, 2003. The increase in selling and administrative expenses as a percent of revenues is due, in part, to the inclusion of Thailand's selling and administrative expenses for the full year 2004 as Thailand's selling and administrative expenses as a percentage of revenues are higher than the average of the other Retail operating units. Also contributing to the increase was significantly higher selling and administrative expenses incurred in India. The increase in India was related to higher provisions against receivables, one-time costs related to reductions in headcount, along with a decline in revenues without a corresponding decrease in fixed selling and administrative expenses, as a percentage of revenues. Higher selling and administrative expenses, as a percentage of revenues, in the Philippines also contributed to the increase.

For the year ended December 31, 2004 the Company recorded a $1.9 million goodwill impairment charge related to the Jamaican operation as a result of the year-end goodwill impairment test.

The operating loss for 2004 was $1.5 million as compared to $4.2 million of operating income for 2003, while EBITDA from continuing operations was $11.0 million and $0.4 million, respectively. The decline in operating income was due to the very substantial drop in operating income in India of $9.5 million and in the Philippines of $1.2 million offset, in part, by the inclusion in 2004 of Thailand's operating income for the full year. The $10.6 million increase in EBITDA from continuing operations reflects the $16.4 million increase in other income (expense) and the increase in minority share in (income) loss. This was partially offset by the decrease in equity income from operating affiliates, the decrease in operating income and the increase in royalty expense.

Singer India has incurred substantial and growing losses over the last several years. These losses are primarily a result of the inability of the operation through new initiatives to generate adequate sales volume, coupled with the high turnover of personnel, increased competition and, during 2004, a severe liquidity crunch reflecting the impact of prior losses. Singer India is likely to continue to incur operating losses. The survival of that company will require a successful restructuring of its operations, which, in turn, will require the support and assistance of Singer India's banks and other stake holders. Given that such support has so far not been forthcoming, Singer India will be forced to seek legal protection against creditors. Singer N.V. has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support in any circumstance although it may elect to do so in the context of a restructuring.

Interest expense was $7.9 million and $8.0 million for the twelve-month periods ended December 31, 2004 and 2003, respectively.

Equity earnings from Operating Affiliates totaled $0.1 million during the twelve-month period ended December 31, 2004 as compared to $5.8 million for the same period in 2003. The $5.7 million decrease was primarily due to lower profitability at First Capital Ltd., an operating affiliate in Sri Lanka. Also contributing to the decrease was the fact that Singer Thailand was accounted for as an equity investment in the first ten months of 2003 while in the 2004 full year Thailand is included in the Company's consolidated results.

Royalty expense for the twelve months ended December 31, 2004 was $2.6 million compared to $0.8 million for the same period in 2003. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003. The increase in royalty expense reflects that the royalty is payable for twelve months in the 2004 period and only for five months in the 2003 period and also reflects the inclusion of Thailand's revenues in the royalty calculation for all of 2004 but only for approximately two months in 2003.

Miscellaneous other income was $8.8 million for the twelve-month period ended December 31, 2004 as compared to other expense of $7.7 million for the same period in 2003. Other income in 2004 was primarily due to the $6.5 million gain that was recorded when the Company, on behalf of a subsidiary, paid $11.0 million as full and final payment of the Omnibus Agreement Debt, as well as gains on sale of property. Other expense for 2003 was due to the $13.9 million loss recorded as a result of the sale of 43.2% of Singer Asia, which included $10.9 million of goodwill that was allocated to this reporting segment, partially offset by a $4.3 million gain in the estimated recovery on receivables from a former subsidiary that is in liquidation, and a $1.6 million gain on sale of land in Indonesia.

Provision for income taxes amounted to $5.5 million in the twelve-month period ended December 31, 2004, as compared to a $3.7 million tax provision for the same period in 2003. The higher tax provision in 2004 relative to the pre-tax loss, is primarily due to the write down of deferred tax assets in India and the Philippines and the current losses incurred in India and the Philippines, with no corresponding tax benefit.

Minority interest was $1.3 million of income for 2004 compared to $3.2 million of expense for 2003. The decrease in minority interest expense was due to losses in Singer Asia, caused by significant losses in India, which were shared by the minority shareholders, and to the sale of a 43.2% minority equity interest in the Company's Asia Retail operations, effective, July 2003, which was partially offset by the increase due to Singer Thailand being included in the Company's consolidated results in 2004 rather than being accounted for as an equity investment as in the first ten months of 2003.

The Company's loss from continuing operations for 2004 was $7.4 million as compared to a loss of $13.5 million for the same period in 2003. The improvement of $6.1 million is primarily due to the $16.4 million increase in miscellaneous other income and expense. This was partially offset by the $5.7 million decline in equity earnings from operating affiliates, the $1.9 million goodwill impairment charge, the $1.8 million of additional royalty expense, and the $1.8 million increase in the provision for income taxes.

The Company's net loss for the twelve months ended December 31, 2004 was $31.2 million including $12.8 million income from the discontinued operations of the Sewing segment and trademark, net of tax provision, and the $36.6 million loss on the sale of the Sewing business and trademark, net of tax benefit, as compared to a net income of $0.7 million for the same period in 2003. The $31.9 million additional loss from prior year was largely due to the loss on the sale of the Sewing business and trademark, which primarily reflects an impairment charge representing the difference between the book value of the assets being sold - primarily goodwill associated with the trademark - and the liabilities being transferred and consideration received, net of selling costs.

Dividends on the Preferred A Shares amounted to $nil for the twelve-month period ended December 31, 2004 and $0.8 million for the twelve-month period ended December 31, 2003. The 2003 dividend was cumulative and was accrued but not paid. As of December 31, 2003, the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to common shares was $31.2 million for the twelve months ended December 31, 2004 as compared to the net loss available to common shares of $0.1 million for the same period in 2003. This is equivalent to basic and diluted loss per common share of $4.16 and $0.01, respectively.

2004 Fourth Quarter Results

For the fourth quarter ended December 31, 2004, the Company reported consolidated revenues of $75.1 million as compared to $62.2 million for the fourth quarter 2003, an increase of $12.9 million or 20.7%. $7.1 million of this increase was due to the inclusion of Thailand's results in the Company's consolidated results for the 2004 fourth quarter as compared to the inclusion of Thailand's results for only approximately two months in the 2003 fourth quarter. This increase also reflects strong retail sales performances in Sri Lanka and Bangladesh, partially offset by weaker sales in India.

The Company's consolidated revenues for the fourth quarter 2004 include $10.9 million of finance charges on consumer credit sales compared to $7.3 million for the fourth quarter 2003. The increase in finance charges is primarily due to the inclusion of Thailand's finance charges for the full 2004 fourth quarter along with increased finance charges in Sri Lanka due to their strong retail sales and promotion of credit.

Gross profit for the three months ended December 31, 2004 was $23.5 million, representing a gross profit of 31.3%, as compared to $21.3 million and a gross profit of 34.2% for the three months ended December 31, 2003. The decline in gross profit is primarily due to a significant decline in gross profits in India due to the write-off of obsolete inventory and an adverse sales mix. Also contributing to the gross profit decline were lower gross margins in Bangladesh and the Philippines.

Selling and administrative expenses for the three months ended December 31, 2004 were $28.5 million, representing 37.9% of revenues, as compared to $20.9 million and 33.6% of revenues for the three months ended December 31, 2003. The increase in selling and administrative expenses as a percent of revenues is primarily due to the significantly higher selling and administrative expenses incurred in India. The increase in India was related to higher provisions against receivables, one-time costs related to reductions in headcount, along with a decline in revenues without a corresponding decrease in fixed selling and administrative expenses. Also contributing to the increase was higher selling and administrative expenses, as a percentage of revenues, in the Philippines.

For the fourth quarter ended December 31, 2004 the Company recorded a $1.9 million goodwill impairment charge related to the Jamaican operation as a result of the year-end goodwill impairment test.

The operating loss for the 2004 fourth quarter was $6.9 million as compared to $0.4 million of operating income for 2003, while EBITDA from continuing operations was $5.7 million and $1.6 million, respectively. The decline in operating income was due to the very substantial drop in operating income in India of $6.7 million and the $1.9 million goodwill impairment charge, offset, in part, by a $1.5 million increase in operating income in Sri Lanka. The $4.1 million increase in EBITDA from continuing operations reflects the $5.4 million increase in other income (expense) and the increase in minority share in (income) loss. This was partially offset by the decrease in equity income from operating affiliates and the decrease in operating income.

Interest expense was $1.7 million and $2.0 million for the three-month periods ended December 31, 2004 and 2003, respectively. The $0.3 million decrease in interest expense was primarily due to lower interest expense relating to the Omnibus Agreement Debt which was paid in full during the 2004 fourth quarter.

Equity earnings from Operating Affiliates totaled $0.7 million during the three-month period ended December 31, 2004 as compared to $1.3 million for the same period in 2003. The $0.6 million decrease was primarily due to lower profitability at First Capital Ltd., an operating affiliate in Sri Lanka.

Royalty expense was $0.7 million and $0.6 million for the three-month periods ended December 31, 2004 and 2003, respectively. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia and became effective July 31, 2003.

Miscellaneous other income was $7.2 million for the three-month period ended December 31, 2004 as compared to other income of $1.8 million for the same period in 2003. The other income in 2004 was primarily due to the $6.5 million gain that was recorded when the Company, on behalf of a subsidiary, paid $11.0 million as full and final payment for all obligations under the Omnibus Agreement as well as gains on sale of property. The other income for 2003 was primarily due to the $1.6 million gain on sale of land in Indonesia.

Provision for income taxes amounted to $0.9 million in the three-month period ended December 31, 2004, as compared to a $1.4 million tax provision for the same period in 2003. The $0.5 million decline in income taxes is primarily due to higher income taxes in Indonesia in the fourth quarter of 2003 which was related to the sale of land. Also contributing to the lower taxes was a decline in income taxes in Thailand in 2004 as compared to 2003.

Minority interest was $2.7 million of income for the 2004 fourth quarter compared to $1.7 million of expense for the same period in 2003. The decrease in minority interest expense was primarily due to losses in Singer Asia, caused by significant losses in India, which were shared by the minority shareholders.

The Company's income from continuing operations for the three months ended December 31, 2004 was $0.3 million as compared to a loss of $2.2 million for the same period in 2003. The improvement of $2.5 million is primarily due to the improvement in other income and minority interest share in (income) expense along with a decrease in the provision for income taxes.

The Company's net loss for the three months ended December 31, 2004 was $2.2 million including a $2.5 million loss on discontinued operations, as compared to a net income of $20.5 million for the same period in 2003. The decrease of $22.7 million is primarily due to the $22.7 million of income from the discontinued operations of the Sewing business and trademark, net of tax expense, that was realized in the fourth quarter of 2003.

Dividends on the Preferred A Shares amounted to $nil for the three month periods ended December 31, 2004 and 2003, respectively. As of December 31, 2003 the Preferred A Shares have been classified as Preferred Treasury Shares.

The net loss available to common shares was $2.2 million for the three months ended December 31, 2004 as compared to the net income available to common shares of $20.5 million for the same period in 2003. This is equivalent to basic and diluted loss per common share of $0.34 and income per common share of $2.60, respectively.

Authorization of Share Repurchases

The Company also announced today that its Board of Directors has authorized the repurchase by the Company of up to approximately $10.0 million in value of its Common Shares. Purchases may be made in privately negotiated transactions or in the open market from time to time at management's discretion. Such purchases may also include, at management's discretion, the purchase of options previously issued by the Company. This authorization may be modified, extended or terminated by the Board of Directors at any time.

The Board of Directors had previously, in October 2004, authorized the Company to make repurchases of Common Shares. Under that program, during 2004 the Company repurchased 375,185 Common Shares and certain options for shares in negotiated transactions at a total cost of $1.7 million. An additional 186,278 Common Shares and options for shares were purchased in 2005 at a total cost of an additional $0.8 million, pursuant to agreements negotiated under the program during 2004. That program was terminated in January 2005.

As at December 31, 2004, 5,984,375 Common Shares were outstanding. As at March 31, 2005, 5,661,970 Common Shares were outstanding and options to purchase 624,264 Common Shares remained outstanding. It is expected that approximately 662,122 of the currently outstanding Common Shares will be reclassified as Treasury Shares during 2005 when the liquidation of certain former subsidiaries of Singer is completed and when certain additional fractional distributions are returned to the Company.

Chairman's Comments

Commenting on the financial statements, Stephen H. Goodman, Singer's Chairman, President and CEO remarked, "I am very pleased that the report of the Company's independent accountants for the year ended December 31, 2004 does not include any qualifications; the audited financial statements for the prior year and for each year since Singer's emergence from Chapter 11 in September 2000, had included a "going-concern" qualification."

In reviewing the results Mr. Goodman noted, "Where many changes are taking place in a company, it is sometimes difficult for a shareholder or a potential investor in that company to properly evaluate the company's financial results. Singer in 2004, and over the last several years, has probably been one such company.

"I believe, that in the case of a company like Singer, two especially important measures of financial performance are tangible net asset value per share - - a balance sheet measure - - and operating income from continuing operations - - an income statement measure, although all aspects of the balance sheet and income statement and the disclosure in the financial notes and Annual Report are relevant and should be evaluated by an investor.

"With regard to the first measure, I believe Singer has made significant improvements. Net tangible asset value per share, which was negative on June 30, 2003, has improved to $11.54 per share on December 31, 2004. This reflects the substantial repayment of debt over the period, the growth in cash resulting from the KSIN sale and the reduction in the number of Common Shares outstanding."

"With respect to the second measure, the result is more mixed. Operating income from continuing operations declined from $4.2 million in 2003 to a loss of $1.5 million in 2004. This decline is more than explained, however, by the deterioration in performance of the operations in India and the Philippines. The net loss at operating income in these two markets totaled $11.4 million in 2004 compared to a loss of $0.8 million the prior year. The balance of Singer's continuing operations showed an improvement at operating income from $5.0 million in 2003 to $9.9 million in 2004.

"The renewed share repurchase program is intended to help provide additional liquidity in the marketplace for those shareholders who may wish to sell their shares. Although management believes that the Company's ultimate intrinsic share value may be meaningfully in excess of the current market price and may be meaningfully in excess of the price that the Company is prepared to pay for shares repurchased under the program, we also recognize that there are considerable uncertainties regarding the ultimate realization of intrinsic value and that some shareholders may wish to sell all or a portion of their shares. There can be no assurance that all of the funds authorized for the repurchase program will actually be expended for share repurchases or that any particular shareholder wishing to sell their shares will be able to do so regardless of the amount expended for repurchases. Management believes that the share repurchase program will be accretive to continuing shareholders".

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V.

The Singer Retail business, the only operating business remaining following the completion of the KSIN Transaction, consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products in selected emerging markets in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2004 Annual Report dated April 2005, and the prior Disclosure Statements and Reports dated April 2004, April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website at **www.retailholdings.com**. Singer N.V. is obligated to change its corporate name to a name not including the word "Singer" on or prior to September 29, 2005.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd.; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(in thousands of US dollars, except share and per share amounts)

	Twelve Months ended December 31, 2004 and 2003	
Revenues	$ 280,764	$ 178,411
Cost of revenues	181,578	118,906
Gross profit	99,186	59,505
Selling and administrative expenses	98,777	55,320
Impairment of Goodwill	1,914	-
Operating income (loss)	(1,505)	4,185
Other income (expense)		
Interest expense	(7,934)	(8,039)
Equity in earnings from operating affiliates	75	5,800
Royalty expense	(2,608)	(771)
Other, net	8,769	(7,679)
Total other income (expense)	(1,698)	(10,689)
Loss from continuing operations before provision for income taxes and minority interest	(3,203)	(6,504)
Provision for income taxes	5,505	3,736
Minority interest share in (income) loss	1,280	(3,213)
Loss from continuing operations	(7,428)	(13,453)
Discontinued operations		
Income from operations of Sewing business and trademark, before income taxes	13,956	35,324
Provision for income taxes of Sewing business and trademark	1,148	1,528
Loss on sale of Sewing business and trademark, net of tax benefit	(36,611)	-
Loss from operations of Mexico, net of tax benefits	-	(19,638)
Income (loss) from discontinued operations	(23,803)	14,158
Net income (loss)	(31,231)	705
Dividends on preferred shares	-	780
Net loss available to common shares	$ (31,231)	$ (75)
Earnings (loss) per common share – basic and diluted		
Loss from continuing operations	$ (0.99)	$ (1.79)
Income (loss) from discontinued operations	$ (3.17)	$ (1.78
Loss available to common shares	$ (4.16)	$ (0.01)
Basic weighted average common shares outstanding	7,506,167	7,933,576
Diluted weighted average common shares outstanding	7,906,240	9,600,243

SINGER N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2004 AND 2003
(in thousands of US dollars, except share and per share amounts)

	Three Months ended December 31, 2004 and 2003	
Revenues	$ 75,097	$ 62,157
Cost of revenues	51,567	40,903
Gross profit	23,530	21,254
Selling and administrative expenses	28,528	20,867
Impairment of Goodwill	1,914	-
Operating income (loss)	(6,912)	387
Other income (expense)		
Interest expense	(1,728)	(1,967)
Equity in earnings from operating affiliates	670	1,262
Royalty expense	(678)	(553)
Other, net	7,180	1,760
Total other income (expense)	5,444	502
Income (loss) from continuing operations before provision for income taxes and minority interest	(1,468)	889
Provision for income taxes	911	1,432
Minority interest share in (income) loss	2,717	(1,684)
Income (loss) from continuing operations	338	(2,227)
Discontinued operations		
Income from operations of Sewing business and trademark, before income taxes	(914)	22,542
Provision for income taxes of Sewing business and trademark	-	451
Loss on sale of Sewing business and trademark, net of tax benefit	(4,616)	-
Loss from operations of Mexico, net of tax benefits	-	590
Income (loss) from discontinued operations	(2,530)	22,681
Net income (loss)	(2,192)	20,454
Dividends on preferred shares	-	-
Net loss available to common shares	$ (2,192)	$ 20,454
Earnings (loss) per common share – basic and diluted		
Loss from continuing operations	$ (0.05)	$ (0.28)
Income (loss) from discontinued operations	$ (0.39)	$ 2.88
Loss available to common shares	$ (0.34)	$ 2.60
Basic and diluted weighted average common shares outstanding	6,494,004	7,870,826

FOR IMMEDIATE RELEASE
January 24, 2005

INFORMATION CONTACT
John Cannon at (914) 220-5134

SINGER N.V. ANNOUNCES TERMINATION OF SHARE REPURCHASE PROGRAM

January 24, 2005, Curacao, Netherlands Antilles

Singer N.V. (the "Company") (Symbol: SNGR)

Singer announced today that the Share Repurchase Program announced by the Company on October 19, 2004 had been terminated. A total of 351,881 Common Shares and options for Common Shares were repurchased in the period from its commencement to December 15th, 2004. As a result of this program and other transactions during the period, including the release to treasury of 1,346,701 Common Shares which secured a credit arrangement which was repaid, Common Shares outstanding declined from 7,780,958 Shares on September 30, 2004 to 5,980,679 Shares on December 31, 2004. As of that date, an additional 646,764 options for Common Shares remain unexercised.

About Singer N.V.

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V.

The Singer operating business consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products for the home in selected emerging markets in Asia and Jamaica. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. Price quotations for the Company's Common Shares became available on the "Pink Sheets" quotation service under the symbol "SNGR" in March 2002. Brokers should be able to continue trading Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Common Shares cease to be traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value.

Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of Singer's audited consolidated financial statements for the twelve months ended December 31, 2003, 2002 and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2003 Disclosure Statement and Report dated April 2004, and the prior Disclosure Statements and Reports dated April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website at **www.retailholdings.com.** Singer N.V. is obligated to change its corporate name to a name not including the word "Singer" on or prior to September 29, 2005.

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs, which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside of the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation, except as required by applicable law. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's market worldwide, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of it businesses; improving efficiency in its sourcing and marketing operations; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd.; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.